     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1996


                                                       REGISTRATION NO. 333-3399

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NORIAN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           CALIFORNIA                            3842                            77-0147561
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                10260 BUBB ROAD
                        CUPERTINO, CALIFORNIA 95014-4166
                                 (408) 252-6800
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               BRENT R. CONSTANTZ
             PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF SCIENTIST
                               NORIAN CORPORATION
                                10260 BUBB ROAD
                        CUPERTINO, CALIFORNIA 95014-4166
                                 (408) 252-6800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

             STEVEN E. BOCHNER, ESQ.                               MICHAEL W. HALL, ESQ.
               NEVAN C. ELAM, ESQ.                                ROBERT V. W. ZIPP, ESQ.
              CARMEN C. CHANG, ESQ.                                LAUREL H. FINCH, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                            VENTURE LAW GROUP,
             PROFESSIONAL CORPORATION                            A PROFESSIONAL CORPORATION
                650 PAGE MILL ROAD                                  2800 SAND HILL ROAD
           PALO ALTO, CALIFORNIA 94304                          MENLO PARK, CALIFORNIA 94025
                  (415) 493-9300                                       (415) 854-4488

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               NORIAN CORPORATION

                             CROSS-REFERENCE SHEET
         PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

         ITEM NUMBER AND HEADING IN FORM S-1
               REGISTRATION STATEMENT                  LOCATION OF CAPTION IN PROSPECTUS
     -------------------------------------------  -------------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.....  Forepart of Registration Statement; Outside
                                                  Front Cover Page; Additional Information
  2. Inside Front and Outside Back Cover
     Pages of Prospectus........................  Inside Front Cover Page; Outside Back Cover
                                                  Page
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges.........  Prospectus Summary; Risk Factors
  4. Use of Proceeds............................  Use of Proceeds
  5. Determination of Offering Price............  Outside Front Cover Page; Underwriting
  6. Dilution...................................  Dilution
  7. Selling Security Holders...................  Not Applicable
  8. Plan of Distribution.......................  Outside and Inside Front Cover Pages;
                                                  Underwriting; Outside Back Cover Page
  9. Description of Securities to be
     Registered.................................  Prospectus Summary; Dividend Policy;
                                                  Capitalization; Description of Capital
                                                  Stock; Shares Eligible for Future Sale
 10. Interests of Named Experts and Counsel.....  Legal Matters
 11. Information with Respect to the
     Registrant.................................  Outside and Inside Front Cover Pages;
                                                  Prospectus Summary; Risk Factors; The
                                                  Company; Use of Proceeds; Dividend Policy;
                                                  Capitalization; Dilution; Selected
                                                  Consolidated Financial Data; Management's
                                                  Discussion and Analysis of Financial
                                                  Condition and Results of Operations;
                                                  Business; Management; Certain Transactions;
                                                  Principal Shareholders; Description of
                                                  Capital Stock; Shares Eligible for Future
                                                  Sale; Financial Statements; Outside and
                                                  Inside Back Cover Pages
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           Subject to Completion

                                                                   June 18, 1996


                                3,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                               ------------------

     All of the shares of Common Stock offered hereby are being sold by Norian Corporation ("Norian" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol NORI.
                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                               PRICE                              PROCEEDS
                                                 TO                                  TO
                                               PUBLIC         UNDERWRITING       COMPANY(2)
                                                             DISCOUNTS AND
                                                             COMMISSIONS(1)
- -----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses of the offering estimated at $900,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about June   ,
1996.

ALEX. BROWN & SONS                                 ROBERTSON, STEPHENS & COMPANY
       INCORPORATED

                 THE DATE OF THIS PROSPECTUS IS JUNE   , 1996.

                              INSIDE FRONT COVER

Photo One
Computer-enhanced cutaway depiction of tibial plateau fracture in cadaver bone.

A compression fracture of the upper tibia forces a fragment of the knee joint surface downward, crushing the porous cancellous bone beneath it.

Photo Two
Computer-enhanced cutaway depiction of reduced tibial plateau fracture in cadaver bone.

Surgical intervention restores the bone fragments to their proper positions, but leaves a void in the cancellous bone beneath the joint surface.

Photo Three
Computer-enhanced cutaway depiction of the insertion of Norian SRS into a cancellous bone void secured with three orthopaedic screws in cadaver bone.

Norian SRS may be used to fill this void in the crushed cancellous bone. Orthopaedic screws are used, as in this example, if the fracture has broken the hard cortical bone on the side of the tibia.

Photo Four
Computer-enhanced cutaway depiction of tibial plateau fracture in cadaver bone treated with Norian SRS and orthopaedic screws.

The Company believes that the use of Norian SRS may provide direct structural support to the fracture site, improve the fixation of screws and other orthopaedic hardware and reduce the amount of orthopaedic hardware required for an optimal outcome.

Photo Five
Computed-enhanced cutaway depiction of healed tibial plateau fracture in cadaver bone with majority of Norian SRS replaced by natural bone.

The Company believes that Norian SRS will help to maintain proper alignment of the joint surface throughout the healing process, resulting in improved long-term functionality of the knee. Over time, Norian SRS appears to be replaced with natural bone.

Photo Six
Cancellous man

Computer-generated depiction of human skeleton with regions of cancellous bone highlighted.

Norian SRS is an injectable, moldable and biocompatible cancellous bone fixation and replacement material. Cancellous bone comprises approximately 20% of the human skeleton and is found principally in the spine and at the ends of long bones near joints.

Norian SRS is an investigational device and has not been approved by the FDA for marketing in the United States. Norian SRS cannot be sold commercially in the United States unless and until such FDA approval is obtained, and FDA approvals may not be received for several years, if at all.




IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

Norian(R), the Norian logo, CrystalCoat(R), SRS(R) and Norian SRS(R) are trademarks of the Company. Trademarks of others are also referred to in this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.


                                  THE COMPANY


     Norian develops, manufactures and markets Norian Skeletal Repair System ("Norian SRS"), a proprietary bone fixation and replacement material designed for use in regions of structurally compromised cancellous bone such as the wrist, hip, knee and spine. Norian SRS is inserted into bone defects as a paste, either through minimally invasive injection or in an open surgical procedure. The material sets within 10 minutes of application and continues to cure over 12 hours to achieve its ultimate strength. The Company believes that Norian SRS provides direct structural support to compromised cancellous bone and can withstand compressive mechanical force soon after a procedure and over time. Additionally, Norian SRS may reduce the need for orthopaedic hardware in weakened cancellous bone. Norian SRS cures into a crystalline structure similar to the mineral phase of natural bone and appears to be replaced by natural bone over time.

     Fractures in cancellous bone tend to be complex, highly variable and difficult to repair with currently available treatment methods. These problems are compounded when cancellous bone is weakened by osteoporosis. The Company believes that Norian SRS overcomes the shortcomings of currently available treatment methods for cancellous bone fractures. The Company believes that one of the principal benefits of Norian SRS is to provide direct structural support to fractures, thereby reducing the risk of loss of anatomical positioning during the healing process and improving post-operative function and long-term outcome for the patient. In addition, Norian SRS may decrease the overall treatment cost by reducing the extent of rehabilitation required following fracture fixation and immobilization.


     The orthopaedic trauma market is the second largest segment of the orthopaedic industry, representing approximately 19% of the industry's $2.2 billion estimated 1995 sales in the United States. This market includes over six million fractures in the United States every year. The Company's strategy is to establish Norian SRS as the leading cancellous bone fixation and replacement product to be used independently or in conjunction with conventional fixation devices. Key elements of the Company's strategy include seeking regulatory approvals in the United States and in other selected countries and demonstrating clinical utility and cost-effectiveness by conducting clinical trials of the use of Norian SRS in selected applications. Following receipt of regulatory approvals, the Company intends to focus on providing extensive physician education and training, seeking reimbursement from third-party payors and establishing a direct sales force in the United States and a direct sales force or a network of distributors in foreign markets. However, there can be no assurance that the Company will receive such regulatory approvals or that any such approvals will not contain substantial restrictions limiting the Company's intended uses and applications.


     The Company intends to seek regulatory approval of Norian SRS as a cancellous bone cement. Under an Investigational Device Exemption ("IDE") approved by the United States Food and Drug Administration ("FDA"), the Company is conducting a randomized, multi-center clinical trial of the use of Norian SRS in the treatment of wrist fractures in up to 324 patients. This study is designed to demonstrate the safety and efficacy of Norian SRS in its ability to maintain the anatomical alignment of cancellous bone fragments and to improve functional outcomes such as grip strength and range of motion. The Company expects to use the data from this trial to support a pre-market approval ("PMA") application to market Norian SRS in the United States and to demonstrate its cost-effectiveness to third-party payors for purposes of reimbursement. As of April 30, 1996, 196 patients had been enrolled in the study. The Company is also seeking to obtain the right to affix to Norian SRS the "CE" mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. The CE mark will allow the Company to market the product in all of the member countries of the European Union ("EU"). In addition, the Company has test-marketed Norian SRS in the Netherlands since 1994, where the product is approved for commercial sale.

     In April 1996, the Company and Mochida Pharmaceutical Co., Ltd. ("Mochida") entered into a collaborative agreement for the exclusive marketing and distribution of Norian SRS in Japan for use in certain applications (the "Mochida Transaction"). The agreement provides for payments by Mochida to Norian of up to a total of $15.0 million, consisting of a $7.0 million equity investment completed in April 1996 and $8.0 million in non-refundable payments based on achievement of time-related, clinical and regulatory milestones, of which $2.0 million was received upon execution of the contract. Mochida will be responsible for performing clinical development in accordance with the Company's protocols and obtaining government approval for Norian SRS in Japan. The Company will be responsible for manufacturing and supplying the product to Mochida. The agreement has an initial term ending on the earlier of 10 years from the date of regulatory approval to commence commercial sales of Norian SRS in Japan or 15 years from the date of the agreement.


                                  RISK FACTORS



     An investment in the shares of Common Stock offered hereby involves a significant degree of risk, including the risk that the Company may not receive required regulatory approvals for its product from governmental entities, the risk that the Company is dependent upon its sole proprietary product, Norian SRS, the risk that the Company's product may not achieve market acceptance, the risk that third-party reimbursement for the Company's product may be unavailable or limited and the risks associated with the Company's limited sales, marketing and manufacturing experience. See "Risk Factors".



     The Company will not be able to market Norian SRS in the United States unless and until it obtains clearance or approval from the FDA, and there can be no assurance that the Company will obtain FDA clearance or approval for such product on a timely basis, if at all.

                                  THE OFFERING

Common Stock offered hereby......................   3,000,000 shares
Common Stock to be outstanding after the            12,368,641 shares(1)
  offering.......................................
Use of proceeds..................................   To fund expansion of manufacturing, marketing and
                                                    sales activities, clinical trials of Norian SRS,
                                                    research and development activities and general
                                                    corporate purposes.
Proposed Nasdaq National Market symbol...........   NORI

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

                                                                                     THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,              MARCH 31,
                                                 -------------------------------     -------------------
                                                  1993        1994        1995        1995        1996
                                                 -------     -------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
  Contract revenue.............................  $   444     $   210     $   150     $    38     $    38
  Operating expenses:
    Research and development...................    2,564       3,104       4,556         974       1,850
    Contract revenue costs.....................      224          36          --          --          --
    General and administrative.................    1,255       1,491       2,165         571         681
  Net loss.....................................  $(3,277)    $(4,158)    $(5,858)    $(1,465)    $(2,284)
  Pro forma net loss per share(2)..............                          $ (0.71)                $ (0.26)
  Pro forma weighted average shares used to
    compute pro forma net loss per share(2)....                            8,197                   8,811

                                                                            MARCH 31, 1996
                                                              -------------------------------------------
                                                              ACTUAL      PRO FORMA(3)     AS ADJUSTED(4)
                                                              -------     ------------     --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and securities
    available-for-sale......................................  $15,342       $ 22,342          $ 57,712
  Total assets..............................................   18,146         25,146            60,516
  Deficit accumulated during development stage..............  (24,234)       (24,234)          (24,234)
  Total shareholders' equity................................   16,671         23,671            59,041

- ---------------

(1) Excludes (i) 576,624 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plans and (ii) 423,540 shares of Common Stock issuable upon exercise of outstanding warrants. See "Management -- Executive Compensation," "Certain Transactions," "Description of Capital Stock" and Notes 8 and 13 of Notes to Consolidated Financial Statements.

(2) See Note 1 of Notes to Consolidated Financial Statements for information concerning calculation of pro forma net loss per share.

(3) Pro forma to give effect to the receipt by the Company of a $7.0 million equity investment in connection with the Mochida Transaction.

(4) Adjusted to give effect to the estimated net proceeds of this offering based upon an assumed initial public offering price of $13.00 per share. See "Use of Proceeds."

                               ------------------

     Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Except as set forth in the financial statements and as otherwise noted, all information in this Prospectus has been adjusted to give effect to (i) the conversion of all of the outstanding shares of Preferred Stock into Common Stock and (ii) a one-for-eight reverse split of the outstanding shares of Common Stock and Preferred Stock, each of which will occur prior to or upon the completion of this offering. See "Capitalization" and "Description of Capital Stock."

                                  RISK FACTORS


     The following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. The Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of these risk factors.


     Lack of Regulatory Approvals. The Company's product, Norian SRS, has not been approved for sale in the United States. To market Norian SRS in the United States, the Company must obtain approval from the FDA. In the United States, the Company intends to file a PMA application seeking labeling for usage of Norian SRS as a cancellous bone cement in regions of cancellous bone throughout the body. There can be no assurance that the FDA will act favorably or quickly on the Company's planned PMA application, and significant difficulties and costs may be encountered by the Company in its efforts to obtain such approval that would delay or preclude the Company from selling its products in the United States. Furthermore, there can be no assurance that the FDA will not request additional data, require the Company to conduct further clinical and non-clinical studies, or require supplements to the Company's PMA application, causing the Company to incur substantial cost and delay. In addition, if PMA approval is obtained, there can be no assurance that such approval will not significantly restrict the anatomic sites or types of procedures for which Norian SRS can be used. Failure to obtain PMA approval or restrictions on the anatomic sites and types of procedures for which Norian SRS may be used would substantially limit the Company's ability to market Norian SRS in the United States, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     To market Norian SRS in Europe and certain other foreign countries, the Company and its distributors and agents must obtain regulatory approvals and otherwise comply with extensive regulations regarding safety and quality. These regulations, including the time required for regulatory review, vary from country to country. Prior to mid-1998, medical device companies selling products in the EU must comply with the applicable regulations of the various countries in effect on December 31, 1994. The EU has promulgated rules which require that medical products receive the right to affix the CE mark by mid-1998. Failure to receive the right to affix the CE mark will prohibit the Company from selling Norian SRS in the member countries of the EU after mid-1998. The Company, with its Japanese partner, Mochida, intends to file applications for Japanese regulatory approval from the Ministry of Health and Welfare ("MHW") and plans to commence clinical trials to support regulatory and reimbursement approval in Japan. There can be no assurance that the Company will obtain regulatory approvals in such countries, that any regulatory approval would not include restrictions on the anatomic sites and types of procedures for which Norian SRS can be used, or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. Delays in the receipt of approvals to market the Company's products, failure to receive these approvals, or future loss of previously received approvals would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Extensive Government Regulation" and
"Business -- Government Regulation."

     Dependence Upon Norian SRS. The Company is dependent upon the success of Norian SRS, its sole product, which will require further development and regulatory and reimbursement approvals before it can be marketed in the United States or in other nations. The Company has never sold Norian SRS in the United States, and there can be no assurance that the Company's development efforts will be successful or that Norian SRS or any other product developed by the Company will be safe or effective, approved by regulatory authorities, capable of being manufactured in commercial quantities at acceptable costs, or successfully marketed. The Company expects that Norian SRS, if commercialized, will account for substantially all of the Company's revenues for the foreseeable future. Furthermore, because Norian SRS currently represents the Company's sole product focus, if Norian SRS is not successfully commercialized, the Company's business, financial condition and results of operations would be materially and adversely affected.

     New Technology; Uncertainty of Market Acceptance. Norian SRS is based on new technology which has not been previously used to treat bone fractures and must compete with more established orthopaedic treatments currently accepted as the standards of care. Market acceptance of Norian SRS will largely depend on the Company's ability to demonstrate the relative safety, clinical efficacy, cost-effectiveness and ease of use of its products. The use of Norian SRS will depend on physician awareness, concerted sales efforts by the Company and its distributors and the availability and extent of third-party reimbursement. The Company believes that recommendations and endorsements by physicians will be essential for market acceptance of Norian SRS, and there can be no assurance that any such recommendations or endorsements will be obtained. Physicians will not use Norian SRS unless they determine, based on clinical data and other factors, that the use of Norian SRS is an attractive alternative or complement to other means of repairing damaged cancellous bone. Such determinations will depend, in part, on the ability of Norian SRS to aid in the proper alignment of bone during healing, and to reduce the time to ambulation and the length of hospital stays associated with certain cancellous bone fractures. Acceptance among physicians will also depend upon the Company's ability to train, and the rate of training of, orthopaedic surgeons in the use of Norian SRS and the willingness of such physicians to learn these new techniques. There can be no assurance that Norian SRS will be accepted in the market in preference to other competing therapies or to therapies that may subsequently be developed. Lack of market acceptance by physicians would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Physician Education and Training" and "-- Product Marketing."

     Limited Clinical Trials. To date, the Company has conducted significant clinical trials only for use of Norian SRS in treatment of certain wrist (distal radius) fractures, from which the Company has only limited follow-up data. The Company intends to initiate clinical studies for the use of Norian SRS in the treatment of certain hip (intertrochanteric) and knee (tibial plateau) fractures and for spinal reconstruction. Accordingly, there can be no assurance that Norian SRS will prove safe and efficacious for use in any application, or that the Company will obtain regulatory approval to market Norian SRS, that Norian SRS will achieve market acceptance, or that adequate third-party reimbursement will be available, for any application. Failure to demonstrate safety and efficacy, obtain regulatory approval for commercial sales, achieve market acceptance or gain third-party reimbursement for use of Norian SRS could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Clinical Applications," " -- Physician Education and Training," " -- Government Regulation" and " -- Third-Party Reimbursement."

     Uncertainty Related to Third-Party Reimbursement. The Company's products will generally be purchased by hospitals or practicing physicians, which then bill various third-party payors, such as governmental programs, managed care organizations, such as health maintenance organizations, and other private health insurers. Successful sales of Norian SRS in the United States and other markets will depend on the availability of adequate reimbursement from third-party payors. There is significant uncertainty concerning third-party reimbursement for the use of any medical device incorporating new technology. Even if the Company receives approval of a PMA application for Norian SRS for orthopaedic uses, third-party payors may nevertheless deny reimbursement or reimburse at a low price if they conclude, on the basis of clinical, economic and other data, that its use is not cost-effective, or if the product is used for an unapproved indication. Furthermore, third-party payors are increasingly challenging the need to perform medical procedures, as well as limiting reimbursement coverage for medical devices, and in many instances are pressuring medical suppliers to lower their prices. There can be no assurance that use of Norian SRS will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that payors' reimbursement policies will not adversely affect the Company's ability to sell its products on a profitable basis. The market for the Company's products could also be adversely affected by recent federal legislation that reduces reimbursements under the cost pass-through system for the Medicare program. In addition, an increasing emphasis on managed care in the United States has increased, and will continue to increase, the pressure on medical device pricing. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement of such proposals could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals would have a material adverse effect on the Company's business, financial condition and results of operations. Failure by hospitals and other users of the Company's products to obtain reimbursement from third-party payors and/or changes in governmental and private third-party payors' policies toward reimbursement for procedures employing the Company's products would also have a material adverse effect on the Company's business, financial condition and results of operations.

     Member countries of the EU operate various combinations of centrally-financed health care systems and private health insurance systems. The relative importance of such government and private systems varies from country to country. Medical devices are most commonly sold to hospitals or health care facilities at a price set by negotiation between the buyer and the seller. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. A contract to purchase products may result from an individual initiative or as a result of a public invitation and a competitive bidding process. In either case, the purchaser pays the supplier and payment terms can vary widely throughout the EU.

     In Japan, at the end of the regulatory approval process, the MHW makes a determination of the unit reimbursement price of the product. The MHW can set the reimbursement level for Norian SRS at its discretion, and there can be no assurance that the Company and its partner, Mochida, will be able to obtain regulatory approval in Japan or if such approval is granted that the Company will obtain a favorable per unit reimbursement price. See
"Business -- Third-Party Reimbursement."


     History of Losses; Lack of Product Revenues; Uncertainty of Future
Results. The Company is a development stage enterprise that has incurred net losses since its inception and anticipates that its operating losses will continue for at least the next two years. At March 31, 1996, the Company's accumulated deficit was approximately $24.2 million. Net losses for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996 were approximately $4.2 million, $5.9 million and $2.3 million, respectively. The Company expects to incur substantial operating losses at least until it begins significant marketing activities, which remain subject to FDA approval in the United States and the approval of international regulatory agencies. Further, the Company's expenses are expected to increase relative to prior years as the Company prepares for expanded multi-center clinical trials, manufacturing and international marketing of Norian SRS, while expanding its research and development activities. Even if the Company receives approval for use of Norian SRS in the United States and abroad, there can be no assurance that the Company will ever generate substantial revenues or achieve profitability. The Company's results of operations will depend upon numerous factors, including the need for and timing of regulatory approval, market acceptance by physicians of Norian SRS, third-party reimbursement policies and the Company's ability to manufacture Norian SRS efficiently and competitively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Physician Education and Training" and "-- Product Marketing."



     Dependence on Patents and Proprietary Rights. The Company has seven United States and several foreign applications pending. There can be no assurance that pending patent applications will be allowed or that any of the Company's existing patents will provide protection for the Company's products. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the measures taken by the Company to protect its proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing products similar to the Company's products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The failure of the Company to protect its proprietary information would have a material adverse effect on the Company's business, financial condition and results of operations. In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. The agreements generally provide that all inventions conceived of by the individual in the course of rendering services to the Company, shall be the exclusive property of the Company. However, certain of the Company's agreements with consultants, who typically are employed on a full-time basis by academic institutions or hospitals, do not contain assignment of invention provisions. There can be no assurance that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors. See "Business -- Patents and Proprietary Information."



     Risk of Intellectual Property Litigation. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the United States Patent and Trademark Office ("USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the enforceability, scope and validity of the proprietary rights of others.



     Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Information."



     Risk of Patent Infringement Claims. There can be no assurance that the Company will not receive future communications from third parties asserting that the Company's products infringe, or may infringe, the proprietary rights of such third parties. The Company is aware of one Japanese patent and several Japanese patent applications filed by a Japanese corporation which claim ratio compositions comprising two of the components of Norian SRS. The formulation of Norian SRS currently in clinical and commercial use by the Company in countries other than Japan may have a ratio of these two components that falls within the range claimed by such patent and patent applications. In addition, the Company is aware that another Japanese corporation has filed a patent application in Japan, and several counterpart applications in countries outside the United States, that include a composition of matter claim covering one of the components of Norian SRS. If a patent including this claim were to issue, Norian SRS, in its current formulation, may be deemed to infringe such patent. There can be no assurance that the Japanese entities or other entities will not bring a claim of patent infringement against the Company or that the Company's product will not be determined to be infringing. Any such claims, including meritless claims, could result in costly, time-consuming litigation and diversion of technical and management personnel. In the event any third party were to make a valid claim and a license were not made available on commercially reasonable terms, or if the Company were unable to develop non-infringing alternative technology, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Business -- Patents and Proprietary Information."



     Extensive Government Regulation. The Company's products and its manufacturing activities for Norian SRS are subject to extensive regulation by the FDA and, in some instances, by foreign and state governments. Pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder (the "FDC Act"), the FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices. Before a new device can be introduced into the market, the manufacturer must obtain market clearance through either the 510(k) premarket notification process under Section 510(k) of the FDC Act or the lengthier PMA application process under Section 515 of the FDC Act. Noncompliance with applicable requirements, including good manufacturing practices ("GMP"), can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.


     The Company believes that an FDA-approved PMA application will be required to market Norian SRS in the United States. The Company is currently conducting clinical studies of Norian SRS pursuant to an FDA-approved IDE to collect data necessary to support a PMA application. Although the Company plans to pursue approval for use of Norian SRS as a cancellous bone cement at any anatomic site where cancellous bone exists, only wrist fractures are currently being studied in the United States under the Company's FDA-approved IDE. The Company plans to provide clinical data of the safety and effectiveness of Norian SRS as a cancellous bone cement for anatomic sites other than the wrist with data from clinical trials being conducted in the United States and abroad. The FDA often analyzes data from foreign clinical studies more critically, and there can be no assurance that the Company's foreign clinical data will be accepted as part of the Company's PMA application.

     On two occasions, the Company has expanded the number of sites at which it is conducting its clinical studies in the United States due to slow enrollment of patients at existing sites. There can be no assurance that the Company will be successful in enrolling sufficient numbers of patients to complete its clinical studies. Moreover, there can be no assurance that data from any completed domestic or foreign clinical studies will demonstrate the safety and effectiveness of Norian SRS or that such data will otherwise be adequate to support approval of a PMA application. In addition, if PMA approval is obtained, there can be no assurance that such approval will not significantly restrict the anatomic sites and types of procedures for which Norian SRS can be used. Failure to obtain approval of a PMA application or restrictions on the anatomic sites and types of procedures for which Norian SRS can be used would have a material adverse effect on the Company's business, financial condition and results of operations.

     Any products manufactured or distributed by the Company pursuant to FDA approvals will be subject to extensive regulation by the FDA, and the FDA's enforcement policy strictly prohibits the promotion of products for any uses other than those for which approval was obtained. New governmental regulations may be established that could prevent or delay regulatory approval of the Company's products. Furthermore, if approval of a PMA application is obtained, modifications to the approved product may require a PMA supplement or may require the submission of a new PMA application. There can be no assurance that approval of any necessary PMA supplements or new PMA applications could be obtained in a timely manner, if at all. In addition, the Company's manufacturing facilities are subject to periodic inspections by state and federal agencies, including the FDA and the California State Department of Health Services ("CDHS"). Delays in obtaining any necessary approvals, failure to obtain approvals, or the loss of previously obtained approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     The introduction of the Company's products in foreign markets will also subject the Company to foreign regulatory clearances which may impose additional substantial costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by the foreign government authorities is unpredictable and uncertain, and no assurance can be given that the necessary approvals or clearances will be granted on a timely basis or at all. Delays in receipt of, or failure to receive, such approvals or clearances, or the loss of any previously received approvals or clearances, could have a material adverse effect on the business, financial condition and results of operations of the Company.

     The EU has promulgated rules which require that medical products receive the right to affix the CE mark by mid-1998. Prior to mid-1998, medical device companies selling products in the EU must comply with the applicable regulations of the various countries in effect on December 31, 1994. Failure to receive the right to affix the CE mark will prohibit the Company from selling its products in member countries of the EU. Unexpected delays or problems could occur, and there can be no assurance that the Company will be successful in meeting certification requirements. See "Business -- Government Regulation."


     Limited Manufacturing Experience. The Company has limited experience in manufacturing Norian SRS and currently manufactures the product in limited quantities for United States clinical trials, international clinical trials and limited international test-marketing. The Company will need additional resources to commence full-scale production of Norian SRS for commercial sales. The Company does not have experience in manufacturing its products in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. Furthermore, the Company is dependent upon its Cupertino, California facility as the only site for the manufacture of Norian SRS. Difficulties encountered by

Norian in its manufacturing scale-up would have a material adverse effect on its business, financial condition and results of operations, and there can be no assurance that such difficulties will not occur. See "Business --
Manufacturing."

     Intense Competition; Uncertainty of Technological Change. The market for musculoskeletal disease and injury treatments is characterized by extensive research efforts and rapid technological change. The Company faces intense competition in that market from other medical device and pharmaceutical companies. Many of these competitors have substantially greater financial, manufacturing, marketing and technical resources than the Company. Furthermore, the medical device industry has experienced consolidation and competitors could acquire companies or technologies that could limit the Company's ability to compete. There can be no assurance that the Company's current and future competitors will not develop or market technologies and products that are more effective or commercially attractive than the Company's current or future products, thereby rendering the Company's technologies and products obsolete, or that such competitors will not succeed in obtaining regulatory approval and introducing or commercializing any such products prior to the Company. See "Business -- Competition."

     Dependence Upon International Operations and Sales. All of the Company's product sales to date are from controlled test-marketing in the Netherlands, and the Company anticipates that substantially all of its revenues will be derived from international sales until such time, if ever, that its products are approved for sale in the United States. Part of the Company's strategy will be to rely on third-party distributors and corporate partners for sales and marketing of Norian SRS in international markets. Sales through distributors and corporate partners are subject to several risks, including the risk of financial instability of distributors and corporate partners and the risk that such parties will not effectively promote the Company's products. In Japan, the Company will be relying on Mochida for its sales and marketing, regulatory compliance and reimbursement functions and may rely on similar corporate partners in other nations for these functions. Because Norian SRS is based on a new technology for the treatment of orthopaedic trauma, suitable distributors and corporate partners with relevant expertise may be difficult to engage. The inability to engage suitable distributors or corporate partners on acceptable terms or the loss or termination of any distribution or corporate partner relationships could have a material adverse effect on the Company's international sales efforts. In addition, distributor agreements could require the Company to repurchase unsold inventory from former distributors to comply with local laws applicable to distribution relationships, provisions of distribution agreements or negotiated settlements entered into with such distributors.

     A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations, fluctuations in international currency exchange rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices and competition. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that Norian SRS or any future product will be successfully commercialized in any international market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Physician Education and Training" and "-- Product Marketing."


     Limited Sales and Marketing Experience. The Company has limited experience in marketing and selling its products and does not have experience in marketing and selling its products in commercial quantities. There can be no assurance that the Company will be able to recruit and retain qualified marketing personnel or contract sales representatives or that future sales efforts of the Company will be successful. The Company's sales and marketing strategy will depend on the success of physician education and training programs. There can be no assurance that the Company will be successful in establishing such programs or that these programs will be an effective sales channel for the Company's products. If the physician training and education programs do not result in the adoption of Norian SRS by a significant percentage of orthopaedic trauma surgeons, the Company's business, financial condition and results of operations would be materially and adversely impacted. Furthermore, there is no established sales organization for marketing the Company's products in the United States, and there can be no assurance that the Company will be successful in establishing such a sales organization. The failure to establish and maintain an effective distribution channel for the Company's products, or to retain qualified sales personnel to support commercial sales of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Physician Education and Training" and "-- Product Marketing."


     Lack of Operating Infrastructure in Event of Growth. Any substantial growth in the Company's business would result in new and increased responsibilities for management and place a significant strain upon the Company's management, operating and financial systems and resources. The Company also believes that it must develop greater marketing, sales and client support capabilities in order to secure new customer contracts at a rate necessary to sustain desired growth and effectively serve the evolving needs of the Company's present and future customers. The failure of the Company to address these needs in a satisfactory fashion would inhibit the Company's ability to exploit market opportunities and would have a material adverse effect on its business, financial condition and results of operations. See "Business -- Employees" and "Management."



     Risk of Inadequate Funding. The Company plans to continue to spend substantial funds for clinical trials in support of regulatory and reimbursements approvals, expansion of sales and marketing activities, research and development and establishment of commercial scale manufacturing capabilities. The Company may be required to spend greater-than-anticipated funds if unforeseen difficulties arise in the course of clinical trials of Norian SRS, in connection with obtaining necessary regulatory and reimbursement approvals in the United States or internationally or in other aspects of the Company's business. There can be no assurance that the Company will not require additional financing before the end of 1997. The Company's future liquidity and capital requirements will depend upon numerous factors, including the progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, the costs and timing of expansion of marketing, sales, manufacturing and product development activities, the extent to which the Company's products gain market acceptance, the acquisition and defense of intellectual property rights and competitive developments. Any additional required financing may not be available on satisfactory terms, if at all. Future equity financings may result in dilution to the holders of the Common Stock, and future debt financing may result in certain financial and operational restrictions. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Dependence on Key Personnel and Advisors. The Company relies on its key personnel and scientific advisors to assist the Company in formulating and implementing its product research, development and commercialization strategies. In addition, all of such advisors are employed by other companies and institutions and may have commitments to, or consulting or advisory contracts with, other entities that limit their availability to the Company. The Company's future success will depend, in part, upon its ability to attract and retain highly qualified personnel. The Company is headquartered in the San Francisco Bay Area, which is characterized by intense competition for personnel with the specialized skills necessary to enable the Company to compete in the medical device industry. The Company competes for such personnel with other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. Loss of, or the inability to hire, key personnel or advisors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."


     Product Liability; Availability of Insurance. Use of the Company's products entails the risk of product liability claims. Although the Company maintains product liability insurance, there can be no assurance that the coverage limits of the Company's insurance policies will be adequate or that insurance will continue to be available on commercially reasonable terms or at all. In addition, whether or not successful, any litigation brought against the Company could divert management's attention and time and result in significant expenditures, which could have a material adverse effect on the Company's business, financial condition and results of operations. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company currently has no earthquake insurance coverage. There can be no assurance that such insurance, or other liability insurance, will be available in the future on favorable terms or at all. See "Business -- Product Liability and Insurance."


     No Prior Public Trading Market. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be established by negotiations between the

Company and the Underwriters, may not be indicative of prices that will prevail in the trading market. See "Underwriting."

     Possible Volatility of Stock Price. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, changes in stock market analyst recommendations regarding the Company, other medical device companies or the medical device industry generally and general market conditions may have a significant effect on the market price of the Common Stock.

     Possible Anti-Takeover Effects. Certain provisions of the Company's Articles of Incorporation and Bylaws, each as amended, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the shareholders, provide for a classified board of directors and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for shareholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company.

     In addition, the Company has granted to Howmedica, Inc., a division of Pfizer Pharmaceuticals, Inc. and a shareholder of the Company ("Howmedica"), a non-exclusive right of first negotiation with respect to transactions involving the sale of the Company, whether through merger, stock exchange or sale of all, or substantially all, of its assets. If the Company's Board of Directors decides to begin discussions with any third party regarding a sale of the Company, the Company is required to notify Howmedica in writing and to negotiate with Howmedica for a period of 60 days. The Company is not prohibited from negotiating concurrently with other parties regarding similar transactions during this 60-day period. If the Company and Howmedica fail to reach a written agreement in principle during the 60-day period, or if Howmedica consents to the early termination of such 60-day period, the Company will be free to complete the sale of the Company to any third party without further obligation to Howmedica. This right of first negotiation expires on the earliest to occur of:
(i) the termination of the license agreement between the Company and Howmedica, pursuant to which Howmedica was granted an exclusive license to manufacture, market and sell CrystalCoat (the "CrystalCoat License"); (ii) the occurrence of an event that would cause the CrystalCoat License to become non-exclusive; or
(iii) the completion of a sale of the Company, whether by merger, share exchange or sale of all, or substantially all, of the Company's assets. This right of first negotiation may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, the Company in a negotiated transaction, and may also impair the Company's ability to respond to a hostile takeover attempt. See "Management" and "Description of Capital Stock."


     Broad Discretion of Management to Allocate Offering Proceeds. The Company expects that approximately $18.7 million of the proceeds of this offering will be used to fund research and development activities, clinical trials of Norian SRS, and the expansion of marketing, sales and manufacturing activities. The balance of the proceeds, approximately $16.7 million or 47% of the overall proceeds, will be used for general corporate purposes. The Company's management will have broad discretion to allocate this portion of the proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."



     Adverse Effect on Market Price of Shares Eligible for Future Sale. Sales of Common Stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could materially and adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. See "Shares Eligible for Future Sale."

     Dilution. The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial net tangible book value dilution of $8.22 per share. See "Dilution."



     Absence of Dividends. The Company has not paid any dividends on its Common Stock since its inception and does not contemplate or anticipate paying any dividends upon its Common Stock in the forseeable future. See "Dividend Policy."

                                  THE COMPANY

     Norian Corporation was incorporated in California on March 17, 1987. Unless the context otherwise requires, references in this Prospectus to "Norian" and the "Company" refer to Norian Corporation, a California corporation. The Company's principal executive offices are located at 10260 Bubb Road, Cupertino, California 95014-4166. Its telephone number is (408) 252-6800.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share are estimated to be $35,370,000 ($40,810,500 if the over-allotment option is exercised in full), after deducting the underwriting discount and the estimated expenses of the offering.

     The Company expects to use approximately $13.0 million of the net proceeds of this offering to fund the expansion of manufacturing, marketing and sales activities, approximately $4.2 million to fund clinical trials of Norian SRS in the United States and abroad, and approximately $1.5 million to fund future research and development activities. The balance of the net proceeds, approximately $16.7 million, will be used for general corporate purposes. Although the Company may use a portion of the net proceeds for the licensing or acquisition of new products or technologies from others, the Company currently has no such specific plans or commitments. Expenditures may vary significantly depending upon numerous factors, including the progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, the costs and timing of expansion of marketing, sales, manufacturing and product development activities, the extent to which the Company's products gain market acceptance and competition. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

     Norian has never declared nor paid dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996 (i) on an actual basis; (ii) on a pro forma basis after giving effect to a $7.0 million equity investment in connection with the Mochida Transaction and the conversion of all of the outstanding shares of Preferred Stock into Common Stock upon completion of this offering; and (iii) as adjusted to give effect to the receipt by the Company of the net proceeds from the sale of 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses:

                                                                                        MARCH 31, 1996
                                                                             -------------------------------------
                                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                                             -------     ---------     -----------
                                                                             (IN THOUSANDS)
Shareholders' equity(1):
  Convertible preferred stock: 9,000,000 shares authorized,
    8,331,439 issued and outstanding, actual; no shares authorized, issued
    or outstanding, pro forma and as adjusted..............................  $40,622      $    --        $    --
                                                                             -------      -------        -------
  Preferred stock: no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized, none issued or outstanding, as
    adjusted...............................................................       --           --             --
  Common stock: 10,400,000 shares authorized,
    actual; 75,000,000 shares authorized, pro forma and as adjusted;
    671,564 shares issued and outstanding, actual; 9,353,003 shares issued and outstanding, pro forma; and 12,353,003 shares issued and
    outstanding, as adjusted(2)............................................    1,257       48,879         84,249
  Deferred compensation....................................................     (933)        (933)          (933)
  Unrealized loss on securities available-for-sale, net....................      (41)         (41)           (41)
  Deficit accumulated during development stage.............................  (24,234)     (24,234)       (24,234)
                                                                             -------      -------        -------
    Total shareholders' equity.............................................   16,671       23,671         59,041
                                                                             -------      -------        -------
      Total capitalization.................................................  $16,671      $23,671        $59,041
                                                                             =======      =======        =======

- ---------------
(1) The Company does not have any long-term or short-term debt. See Notes 5 and 13 of Notes to Consolidated Financial Statements.

(2) Excludes (i) 453,137 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1996, (ii) 139,125 shares of Common Stock issuable upon exercise of options granted after March 31, 1996 and (iii) 423,540 shares of Common Stock issuable upon exercise of warrants outstanding at March 31, 1996. See "Management -- Executive Compensation," "Certain Transactions," "Description of Capital Stock" and Notes 8 and 13 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock as of March 31, 1996, was $23,671,000 or approximately $2.53 per share. Pro forma net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by 9,353,003 shares of Common Stock outstanding after giving effect to the Mochida Transaction and the conversion of all of the outstanding shares of Preferred Stock into Common Stock.

     Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of the 3,000,000 shares of Common Stock in this offering at an assumed initial public offering price of $13.00 per share, and after deducting underwriting discounts and commission and estimated offering expenses payable by the Company, the Company's pro forma net tangible book value at March 31, 1996, would have been $59,041,000, or $4.78 per share. This represents an immediate increase in pro forma net tangible book value of $2.25 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $8.22 per share to new investors purchasing Common Stock in this offering, as illustrated in the following table:

Assumed public offering price per share.............................................            $13.00
  Pro forma net tangible book value per share at March 31, 1996.....................  $2.53
  Increase per share attributable to new investors..................................   2.25
                                                                                      -------
Pro forma net tangible book value per share after the offering......................              4.78
                                                                                                -------
Pro forma net tangible book value dilution per share to new investors...............            $ 8.22
                                                                                                =======

     The following table sets forth, on a pro forma basis as of March 31, 1996, the difference between the existing shareholders and the purchasers of shares in the offering (at an assumed price of $13.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                                       --------------------    ---------------------    AVERAGE PRICE
                                                         NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                                       -----------  -------    -----------   -------    -------------
Existing shareholders................................    9,353,003    75.7%    $49,033,034     55.7%       $  5.24
New investors........................................    3,000,000    24.3      39,000,000     44.3        $ 13.00
                                                         ---------     ---     -----------      ---
         Total.......................................   12,353,003   100.0%    $88,033,034    100.0%
                                                         =========     ===     ===========      ===

     The foregoing computations assume no exercise of stock options or warrants outstanding at March 31, 1996. At March 31, 1996, there were outstanding stock options to purchase 453,137 shares of Common Stock and options to purchase an additional 139,125 shares of Common Stock were granted after March 31, 1996. In addition, at March 31, 1996, 423,540 shares of Common Stock were issuable upon exercise of outstanding warrants. To the extent these stock options and warrants are exercised, there will be further dilution to purchasers in this offering. See "Management -- Executive Compensation," "Certain Transactions" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of and for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 are derived from the audited financial statements of the Company. The financial data set forth below for the three months ended March 31, 1995 and 1996 are derived from unaudited financial statements of the Company. The financial statements of the Company as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, together with the notes thereto and the related report of KPMG Peat Marwick LLP, independent auditors, are included elsewhere in this Prospectus. The selected consolidated financial data set forth below as of and for the three months ended March 31, 1995 and 1996, and for the period from March 17, 1987 (inception) to March 31, 1996 were derived from unaudited consolidated financial statements, which are included elsewhere in this Prospectus, and include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position at that date and results of operations for those periods. The results for the three months ended March 31, 1996 are not necessarily indicative of the results for any future period. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                          MARCH 17,                                                           THREE MONTHS ENDED
                                            1987
                                         (INCEPTION)                  YEAR ENDED DECEMBER 31,                      MARCH 31,
                                      THROUGH MARCH 31,   -----------------------------------------------     -------------------
                                            1996           1991      1992      1993      1994      1995        1995        1996
                                      -----------------   -------   -------   -------   -------   -------     -------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Contract revenue....................      $   2,354       $   594   $   578   $   444   $   210   $   150     $    38     $    38
Operating expenses:
  Research and development..........         19,703         2,130     2,289     2,564     3,104     4,556         974       1,850
  Contract revenue costs............            466             4       202       224        36        --          --          --
  General and administrative........          8,378           654       695     1,255     1,491     2,165         571         681
                                           --------       -------   -------   -------   -------   -------     -------     -------
Loss from operations................        (26,193)       (2,194)   (2,608)   (3,599)   (4,421)   (6,571)     (1,507)     (2,493)
Interest income, net................          1,997            29       151       329       279       720          45         217
Other income (expense), net.........            (10)           --        --        (4)       (8)        2           1          (6)
                                           --------       -------   -------   -------   -------   -------     -------     -------
Loss before income taxes............        (24,206)       (2,165)   (2,457)   (3,274)   (4,150)   (5,849)     (1,461)     (2,282)
Income tax expense..................             28            --        --         3         8         9           4           2
                                           --------       -------   -------   -------   -------   -------     -------     -------
Net loss............................      $ (24,234)      $(2,165)  $(2,457)  $(3,277)  $(4,158)  $(5,858)    $(1,465)    $(2,284)
                                           ========       =======   =======   =======   =======   =======     =======     =======
Pro forma net loss per share (1)....                                                              $ (0.71)                $ (0.26)
Pro forma weighted average shares
  used in computing pro forma net
  loss per share (1)................                                                                8,197                   8,811

                                                                  DECEMBER 31,                               MARCH 31, 1996
                                             -------------------------------------------------------    ------------------------
                                              1991        1992        1993        1994        1995       ACTUAL     PRO FORMA(2)
                                             -------    --------    --------    --------    --------    --------    ------------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and securities
  available-for-sale.......................  $ 1,387    $ 12,647    $  9,497    $  4,796    $ 17,157    $ 15,342      $ 22,342
Total assets...............................    1,788      12,909       9,821       6,949      19,798      18,146        25,146
Deficit accumulated during development
  stage....................................   (6,200)     (8,657)    (11,934)    (16,092)    (21,950)    (24,234)      (24,234)
Total shareholders' equity.................    1,251      12,558       9,321       5,182      18,759      16,671        23,671

- ---------------
(1) See Note 1 to the Consolidated Financial Statements for information concerning calculation of pro forma net loss per share.

(2) Pro forma to give effect to the receipt by the Company of a $7.0 million equity investment in connection with the Mochida Transaction and the conversion of all of the outstanding shares of Preferred Stock into Common Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Since its incorporation on March 17, 1987, the Company has been engaged in the design, development, preclinical and clinical testing and, more recently, the manufacturing and test-marketing of Norian SRS. Norian SRS is an injectable, moldable and biocompatible cancellous bone fixation and replacement material designed to overcome the shortcomings of currently available fracture treatment methods by providing direct structural support to regions of compromised cancellous bone. The Company has received regulatory approval for commercial sale of Norian SRS in the Netherlands, where it has test-marketed the product. The Company is currently seeking to obtain the right to affix the CE mark to Norian SRS to permit the Company to market the product in the member countries of the EU. Commercial sales and use of the product in the member countries of the EU will be partially dependent on country-specific reimbursement approvals and compliance with certain other country-specific regulations. In February 1995, the Company commenced a randomized, multi-center clinical trial of the use of Norian SRS in the treatment of wrist fractures in up to 324 patients. Norian expects to submit an IDE supplement for a randomized, multi-center hip fracture trial which will involve the use of Norian SRS in conjunction with orthopaedic hardware. Following commencement of this study, the Company anticipates performing clinical trials on fractures of the tibia, just below the knee, and spinal reconstructions, in addition to considering other potential clinical trials. Currently, the Company plans to conduct a substantial portion of these trials in Europe.

     The Company anticipates that its operating losses will continue for at least the next two years as it spends substantial resources in funding clinical trials in support of regulatory approvals, and continues to expand research and development, marketing and sales, manufacturing and administrative functions. To date, the Company has received a majority of its revenues from research and development payments, royalties and contract revenue. Since the Company's inception, product sales have been minimal and revenues generated from the Company's test-marketing are treated as cost recovery instead of revenue in the Company's financial statements.

     The Company anticipates that its results of operations will fluctuate on a quarterly basis for the foreseeable future due to several factors, including actions relating to regulatory and reimbursement matters, progress of clinical trials, the extent to which the Company's products gain market acceptance, introduction of alternative means for treatment of bone fractures, defects and certain other skeletal deficiencies, and competitive developments.

RESULTS OF OPERATIONS

     Three months ended March 31, 1996 and 1995

     Research and development costs were $1.9 million for the three months ended March 31, 1996, compared to $974,000 for the comparable period in 1995, representing an increase of $876,000. This increase is primarily attributable to costs associated with the rate of clinical trial enrollment, product development and preclinical and clinical activities. The Company believes that research and development costs will increase in future periods as clinical trials of Norian SRS expand and as the Company develops additional products.

     General and administrative expenses were $681,000 for the three months ended March 31, 1996, compared to $571,000 for the three months ended March 31, 1995, representing an increase of $110,000. The increase in expenses is associated with additions to personnel in both the United States and Europe, compensation relating to stock option grants and increased business development costs. The Company anticipates that general and administrative expenses will increase as the Company expands clinical trials and begins commercialization in Europe.

     Net interest and other income was $211,000 for the three months ended March 31, 1996, compared to $46,000 for the three months ended March 31, 1995, representing an increase of $165,000. This increase is attributable to the Company's investment of the proceeds received in an equity financing completed in 1995.

     Years Ended December 31, 1995, 1994 and 1993

     Contract revenue was $150,000 for the year ended December 31, 1995, compared to $210,000 for the year ended December 31, 1994, and $444,000 for the year ended December 31, 1993, representing decreases of $60,000 from 1994 to 1995 and $234,000 from 1993 to 1994. The successive decreases are primarily attributable to the expiration in 1994 of a research and development contract.

     Research and development costs were $4.6 million for the year ended December 31, 1995, compared to $3.1 million for the year ended December 31, 1994, and $2.6 million for the year ended December 31, 1993, representing increases of $1.5 million from 1994 to 1995 and $540,000 from 1993 to 1994. The increased spending in 1995 is primarily attributable to costs associated with the initiation of clinical trials. The increases for both years are also attributable to product development, preclinical activities, relocation and expansion of facilities and the addition of personnel to support increased clinical activities.

     General and administrative expenses were $2.2 million for the year ended December 31, 1995, compared to $1.5 million for the year ended December 31, 1994, and $1.3 million for the year ended December 31, 1993, representing increases of $674,000 from 1994 to 1995 and $236,000 from 1993 to 1994. The increased costs are associated with personnel increases and additional facility costs.

     Net interest and other income was $722,000 for the year ended December 31, 1995, compared to $271,000 for the year ended December 31, 1994, and $325,000 for the year ended December 31, 1993, representing an increase of $451,000 for the period from 1994 to 1995 and a decrease of $54,000 for the period from 1993 to 1994. The increase from 1994 to 1995 is attributable to the investment of the proceeds from the equity financing completed in 1995, and the decrease from 1993 to 1994 is attributable to a reduction of cash available for investment during that period.

INCOME TAXES

     The Company has not generated any net income to date and therefore has not paid any federal income taxes since its inception. The income tax expense recognized by the Company is primarily attributable to the operations of Norian B.V., a wholly-owned Dutch subsidiary. Under a service contract with the Company, Norian B.V. has generated income before taxes of $15,000, $18,000 and $6,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances, in amounts equal to the net deferred assets as of December 31, 1995, 1994 and 1993, have been established in each period to reflect these uncertainties.

     At December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $13.2 million and $6.9 million, respectively, and federal and state research credit carryforwards of approximately $450,000 and $230,000, respectively. The federal net operating loss and research credit carryforwards expire from 2004 through 2010, if not utilized. The state net operating loss and research credit carryforwards expire from 1996 through 2000, if not utilized. The Company has experienced "changes in ownership" as defined in Section 382 of the Internal Revenue Code as amended. As a result, Federal net operating loss and credit carryforwards are subject to an annual limitation. Future changes in ownership of the Company may further reduce the Company's ability to utilize net operating loss and credit carryforwards. The annual limitation may result in the expiration of net operating loss and research credit carryforwards before full utilization.

SUBSEQUENT EVENTS

     In April 1996, the Company entered into an exclusive clinical development and marketing agreement for Japan with Mochida. The agreement provides for payments by Mochida to Norian for up to a total of $15.0 million, consisting of a $7.0 million equity investment completed in April 1996, and $8.0 million in non-refundable payments based on achievement of time-related, clinical and regulatory milestones, of which $2.0 million was received upon execution of the contract. Mochida will work in collaboration with the Company to conduct clinical trials and obtain regulatory reimbursement approvals from the MHW in Japan.

Mochida will also be responsible for training and educating surgeons in Japan in the use of Norian SRS under guidelines and standards prescribed by the Company. The Company will be responsible for manufacturing and supplying the product to Mochida. See "Business -- Physician Education and Training" and "-- Product Marketing."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations primarily through the private sale of equity securities and, to a lesser extent, through the licensing of technology, leasing of capital equipment and research and development contracts. From inception through March 31, 1996, the Company raised $40.8 million from private equity financings and stock option exercises. In April 1996, the Company raised an additional $7.0 million from a private equity financing associated with the Mochida Transaction. The agreement has an initial term ending on the earlier of 10 years from the date of regulatory approval to commence commercial sales of Norian SRS in Japan or 15 years from the date of the agreement.

     In the period from inception to March 31, 1996, the Company used a total of $21.9 million to fund its operations. During the three months ended March 31, 1996 and 1995, and the years ended December 31, 1995 and 1994, the Company used cash to fund operations of $1.8 million, $2.5 million, $6.3 million and $3.1 million, respectively. The changes in cash used in operations were the result of costs associated with increased research and development activities, international marketing activities and increased general and administrative expenses necessary to support increased operations. The Company's expenditures for equipment and leasehold improvements for the period from inception to March 31, 1996 were approximately $3.0 million.

     The Company anticipates that its operating losses will continue for at least the next two years as a result of funding clinical trials in support of regulatory approvals, and the expansion of research and development, marketing and sales, and general and administrative activities. To support these expanded activities, the Company anticipates expanding its facilities both in the United States and Europe through 1997. In addition, the Company may use a portion of the net proceeds to acquire or license technology, products or businesses related to the Company's current business, although no such acquisitions or licenses are currently being negotiated or planned and no portion of the net proceeds has been allocated to specific acquisitions. Although the Company believes that the proceeds from this offering together with current cash balances and revenue from the future sales of product will be sufficient to meet the Company's currently projected operating and capital requirements at least through 1997, there can be no assurance that the Company will not require earlier additional financing. Moreover, there can be no assurance that additional financing, if required, will be available on satisfactory terms, or at all. In any event, in the future, the Company may attempt to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. The Company's future liquidity and capital requirements will depend on numerous factors including progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, costs and timing of expansion of marketing, sales, manufacturing and product development activities, the extent to which the Company's products gain market acceptance and competitive developments.

                                    BUSINESS

THE COMPANY

     Norian develops, manufactures and markets Norian SRS, a proprietary bone fixation and replacement material designed for use in regions of structurally compromised cancellous bone such as the wrist, hip, knee and spine. Norian SRS is inserted into bone defects as a paste, either through minimally invasive injection or in an open surgical procedure. The material sets within 10 minutes of application and continues to cure over 12 hours to achieve its ultimate strength. The Company believes that Norian SRS provides direct structural support to compromised cancellous bone and can withstand compressive mechanical force soon after a procedure and over time. Additionally, Norian SRS may reduce the need for orthopaedic hardware in weakened cancellous bone. Norian SRS cures into a crystalline structure similar to the mineral phase of natural bone and appears to be replaced by natural bone over time.

     Fractures in cancellous bone tend to be complex, highly variable and difficult to repair with currently available treatment methods. These problems are compounded when cancellous bone is weakened by osteoporosis. The Company believes that Norian SRS overcomes the shortcomings of currently available treatment methods for cancellous bone fractures. The Company believes one of the principal benefits of Norian SRS is to provide direct structural support to fractures, thereby reducing the risk of loss of anatomical positioning during the healing processes and improving post-operative function and long-term outcome for the patient. In addition, Norian SRS may decrease the overall treatment cost by reducing the extent of rehabilitation required following fracture fixation and immobilization.


     The Company intends to seek regulatory approval of Norian SRS as a cancellous bone cement. Under an IDE approved by the FDA, the Company is conducting a randomized, multi-center clinical trial of the use of Norian SRS in the treatment of wrist fractures in up to 324 patients. This study is designed to demonstrate the safety and efficacy of Norian SRS in its ability to maintain the anatomical alignment of cancellous bone fragments and to improve functional outcomes such as grip strength and range of motion. The Company expects to use the data from this trial to support a PMA application which, if approved, would allow the Company to market Norian SRS in the United States and to demonstrate its cost-effectiveness to third-party payors for purposes of reimbursement. As of April 30, 1996, 196 patients had been enrolled in the study. The Company is also seeking to obtain the right to affix to Norian SRS the CE mark, which will allow the Company to market the product in most European nations. In addition, the Company has test-marketed Norian SRS in the Netherlands since 1994, where the product is approved for commercial sale.


OVERVIEW

     Background

     The human skeleton is composed of two types of bone tissue: cortical and cancellous bone. Cortical bone, which makes up approximately 80% of the human skeleton, is dense, generally tubular in shape and is primarily subject to significant bending and twisting forces. Cortical bone is found primarily in the mid-sections of the long bones such as the tibia in the lower leg and the radius in the forearm. Cancellous bone, which constitutes approximately 20% of the human skeleton, is less dense than cortical bone, is primarily subject to compressive forces and is situated principally in the spine and at the ends of long bones near joints, including areas such as the wrist, knee and hip.

     In order to repair microscopic stress fractures resulting from the repetitive forces acting on the skeleton and to adapt to changes in routine mechanical loading on the skeleton, all bone tissue is subject to perpetual remodeling, which is a complex process involving a coupled process of bone removal and replacement. At the beginning of a remodeling cycle, osteoclasts erode away bone in targeted areas. In the next phase of the cycle, osteoblasts fill in the osteoclast-created cavities with collagen which then mineralizes over several months to become mature bone. Osteoporosis is a bone disorder found primarily in people over the age of 65 which results from an imbalance in the remodeling process. Osteoporosis is characterized by a decrease in bone mass and deterioration of bone structure, which may lead to fractures as a result of bone fragility, particularly in cancellous bone.

     Cancellous Bone Repair


     The orthopaedic trauma market is the second largest segment of the United States orthopaedic industry, representing approximately 19% of the $2.2 billion estimated 1995 sales in the United States. This market includes over six million fractures in the United States every year. The majority of these occur in the cortical portion of long bones, for which current treatment methods are generally effective, even in patients with osteoporosis. However, fractures in regions of cancellous bone tend to be highly variable and difficult to repair with currently available treatment methods. The objectives of treatment are to restore the fractured bone to its anatomic position and to regain mobility in the shortest possible time, with the least expense. The first step in achieving these objectives is to realign the fractured bone by manipulation of the fragments into their proper position, or "reduction." Depending on the complexity of the fracture, reduction may be achieved by manual manipulation, traction or through a surgical procedure. Once reduction has been achieved, the fractured bone must be immobilized through fixation to maintain proper alignment and to allow proper healing. Current fixation techniques include casting, external fixators and internal fixation with orthopaedic hardware. Maintaining reduction with hardware is often difficult because hardware tends to dislodge from porous cancellous bone. In addition, reduction of crushed cancellous bone often leaves significant voids. Current void filling materials, such as bone grafts and synthetic bone graft material, provide a scaffolding for new bone growth, but do not provide sufficient structural support for immobilization of the fracture site. When immobilization of the fracture fragments is not maintained, reduction is lost and the bone heals out of alignment resulting in "malunion." With current treatment methods, cancellous bone fractures often heal in some degree of malunion creating varying levels of compromised patient function. Fractures in osteoporotic bone are even more susceptible to loss of reduction and healing in malunion. Additionally, if a fracture involving a joint heals in malunion, there is increased potential for additional complications, such as arthritis.


     There are also significant costs related to the extent of rehabilitation necessary for orthopaedic trauma patients. The time required for rehabilitation can vary greatly and is generally related to the duration of immobilization. Long periods of immobilization may be required for proper fracture healing and are generally followed by extensive rehabilitation which is often a significant portion of the cost associated with fracture treatment. While an accelerated rehabilitation schedule may decrease the length of immobilization and overall treatment costs, it may also lead to an increased risk of loss of reduction resulting in malunion. Therefore, a need exists for a treatment that provides direct structural support to compromised cancellous bone, permitting an earlier return to functionality and improving long-term patient outcomes.

THE NORIAN SRS SOLUTION

     Norian SRS is an injectable, moldable and biocompatible cancellous bone fixation and replacement material designed to overcome the shortcomings of currently available fracture treatment methods. By providing structural support directly to the fracture site, the Company believes that the use of Norian SRS will decrease the risk of a loss of reduction and contribute to improved long-term patient outcomes.

     Norian SRS is supplied as a kit containing a sterile calcium and phosphate source powder and a liquid solution that are mixed together to form a paste. Norian SRS has a five minute working time during which it can be inserted into compromised cancellous bone during an open surgical procedure or by percutaneous injection. Norian SRS is radiopaque, permitting the surgeon to confirm its proper placement by monitoring the procedure using an x-ray fluoroscope. Approximately 10 minutes after insertion, Norian SRS sets into a hard, ceramic-like material without damaging surrounding tissue. Within 12 hours, Norian SRS cures, assumes a crystallographic structure that mimics the mineral phase of bone, and attains its ultimate physical strength, which can support greater compressive loads than natural cancellous bone. During the setting and curing process, the volume of Norian SRS remains unchanged, thus maintaining integral contact with the surrounding host bone. As a result of its chemical and crystallographic similarity to host bone, Norian SRS appears to be gradually replaced by natural bone through the remodeling process.

     The key benefits of Norian SRS are:

     - Provides Structural Support. The Company believes that Norian SRS provides direct structural support to compromised cancellous bone and can withstand compressive mechanical force soon after a procedure. As a result, treatment with Norian SRS may facilitate load bearing earlier in the healing process and provide structural support over time. In certain cases, orthopaedic hardware may be combined with Norian SRS to optimally stabilize the damaged area.

     - Improves Patient Outcomes. The Company believes that Norian SRS improves the maintenance of reduction during the healing process and facilitates the rapid return to mobility, thereby improving the long-term functionality of the patient. Rapid return to mobility is particularly important for the elderly, because extensive periods of immobility may lead to additional complications, such as pneumonia and circulatory problems.

     - Remodels into Natural Bone. Norian SRS mimics the mineral phase of bone, and animal studies indicate that Norian SRS is gradually replaced by natural bone over time. Radiographic evidence from humans treated with Norian SRS is consistent with the remodeling process observed in the animal studies. Moreover, Norian SRS is non-toxic, does not appear to cause inflammation in surrounding tissue, does not generate heat and has passed the applicable medical device safety and toxicity tests.

     - Simplifies Fracture Fixation. Norian SRS is a moldable paste that may be injected or manually inserted into a fracture void, assuming the shape of the void while hardening without shrinkage. In certain unstable fractures, Norian SRS can be injected percutaneously, reducing the need for invasive open surgical procedures to implant, and subsequently remove, orthopaedic hardware.

NORIAN'S STRATEGY

     Norian's strategy is to establish Norian SRS as the leading cancellous bone fixation and replacement product to be used independently or in conjunction with conventional fixation devices. The principal elements of the Company's strategy are:

     - Seek Regulatory Approvals in Targeted Markets. The Company seeks to obtain required regulatory approvals initially in countries with large potential markets that have favorable regulatory environments. Currently, the Company is seeking to obtain the right to affix the CE mark on Norian SRS to market the product in Europe. In the United States, the Company intends to file a PMA application seeking labeling for usage of Norian SRS in areas of cancellous bone throughout the body. There can be no assurance that the FDA will approve the Company's product or that it will grant labeling for all uses requested by the Company. The Company plans to conduct clinical trials of the use of Norian SRS for various applications and to support an application to the FDA for label expansion, if necessary. The Company, with its Japanese partner, Mochida, intends to file applications for Japanese regulatory approval from the MHW and plans to conduct clinical trials to support reimbursement approval in Japan.

     - Demonstrate Clinical Utility. The Company intends to use data collected from clinical trials to demonstrate to physicians and health care payors the anticipated clinical advantages of Norian SRS compared to current treatment methods. The Company believes that Norian SRS may decrease time to patient mobility and increase short- and long-term functionality resulting in improved patient outcomes.

     - Establish Physician Education and Training. Physician education is an accepted method of introducing new surgical methods and products for orthopaedic procedures. Accordingly, Norian believes that ongoing physician education and training will be a critical element in the adoption of Norian SRS as the preferred treatment for damaged cancellous bone. The Company intends to conduct training sessions led by highly respected orthopaedic trauma surgeons in targeted markets. Additionally, the Company plans to provide supplemental physician education through peer-reviewed publications regarding the Company's clinical trials.

     - Implement Focused Product Distribution. Norian SRS will be marketed primarily to orthopaedic surgeons. If and when FDA approval is received, the Company plans to market Norian SRS in the United States through a direct network of product specialists. Upon required regulatory approval in Europe, the Company plans to market Norian SRS through a combination of a direct European sales force and, in certain countries, through distributors. In Japan, upon required regulatory approval, the Company plans to market Norian SRS through its collaboration with Mochida.

     - Seek Reimbursement by Third-Party Payors. The Company intends to use data collected in its clinical studies to demonstrate the cost-effectiveness of Norian SRS and to establish third-party reimbursement. In Europe and the United States, the Company will focus its efforts on obtaining reimbursement from a broad range of third-party payors, including private entities such as insurance carriers and governmental entities. In Japan, the Company will seek reimbursement approval from the MHW in collaboration with Mochida.

     - Access New Market Opportunities. The Company believes that several additional applications for both human and animal bone may be candidates for Norian SRS. The Company intends to explore other applications for its technology in which improved patient outcomes and reduced medical costs can be demonstrated. The Company may pursue these other applications independently or in collaboration with third parties.

CLINICAL APPLICATIONS

     Initially, the Company is focusing on the development of four clinical applications for the use of Norian SRS: the wrist, the hip, the knee and the spine. In the United States, the Company intends to file a PMA application seeking labeling for usage of Norian SRS in regions of cancellous bone throughout the body. However, there can be no assurance that the FDA will approve the product or that any approval will not restrict the anatomic sites and types of procedures for which Norian SRS may be used. The Company intends to use data from clinical trials to support regulatory filings, reimbursement approvals and marketing efforts in the United States.

     Wrist Fractures

     In 1994, there were approximately 700,000 fractures of the wrist, or distal radius, in the United States. Stable wrist fractures are those that maintain anatomic alignment after reduction. These fractures are generally treated by closed reduction, placed in a cast for six weeks and are usually followed by rehabilitative physical therapy. However, a significant number of these fractures become unstable following reduction and casting, frequently resulting in a loss of reduction which necessitates further clinical intervention. Unstable wrist fractures are those that cannot maintain reduction and require pinning with casting, external fixator frames, or an open surgical procedure to implant hardware. Furthermore, unstable fractures generally require extended periods of immobilization, resulting in the need for long-term rehabilitation to regain function.

     The Company believes that the use of Norian SRS will provide direct structural support at the fracture site for unstable wrist fractures. Norian SRS may be inserted into bone voids to counter the compressive forces across the wrist and to maintain anatomic alignment of the bone fragments. This may result in a lower incidence of malunion and improved functional outcome for the patient. Moreover, the Company believes that because the application of Norian SRS maintains reduction, patients may begin rehabilitative therapy earlier in the healing process.

     The Company began a randomized, multi-center distal radius fracture trial involving up to 324 patients under an FDA-approved IDE in February 1995. The primary clinical endpoints of this study will be measured by radiographic analysis of the fracture site and functional outcomes such as grip strength and range of motion. As of April 30, 1996, the Company had enrolled 196 patients in this trial.

     Hip Fractures


     Fractures in the intertrochanteric region, which is an area located in the upper femur, are some of the most devastating injuries that can affect the elderly. There are approximately 150,000 intertrochanteric fractures each year in the United States, occurring primarily in osteoporotic patients over the age of 70. Intertrochanteric fractures are commonly treated with specialized orthopaedic hardware known as sliding hip screws. Although surgery may be initially successful, many patients develop impaired functional outcomes when osteoporotic bone collapses along the fracture site or when the hardware loses fixation. Between 14% and 36% of all intertrochanteric fracture patients die of complications within the first year following the fracture.

     By placing Norian SRS into the voids left by crushed cancellous bone and into the areas surrounding the hardware, the Company believes that the material will improve hardware fixation and enhance structural support. The Company believes that this will allow the patient to achieve mobility, maintain proper positioning of the hip during healing and begin earlier rehabilitation. Post-operative ambulation and the ability to commence rehabilitation early in the healing process are critical to the survival of an individual suffering a hip fracture.

     In 1995, the Company began feasibility studies in two sites in Europe of the use of Norian SRS in the treatment of hip fractures in 45 patients, 12 of whom suffered from intertrochanteric fractures. Based on preliminary information obtained from these studies, the Company believes that Norian SRS may be used in the treatment of intertrochanteric fractures. The Company intends to conduct clinical trials to demonstrate a significant reduction in time to mobility for patients with intertrochanteric fractures treated with Norian SRS as compared to those treated solely with current treatment methods.

     Tibial Plateau Fractures

     Each year in the United States there are approximately 55,000 tibial plateau fractures, which are fractures of the bone just below the knee. Tibial plateau fractures are particularly challenging to the orthopaedic surgeon because of their variety and complexity. These fractures depress portions of the joint surfaces crushing underlying areas of cancellous bone which the surgeon must then elevate. The process of elevating tibial plateau fractures results in a void in the area below the joint surface. The current method of treatment generally involves filling these voids with bone grafts or bone substitutes. As a result of the inability of bone grafts and bone substitutes to provide immediate and direct structural support, orthopaedic hardware is required to maintain proper alignment. In addition, the patient is usually immobilized for up to 12 weeks because even minor compressive loads can destroy anatomic alignment of the joint surface resulting in pain and some loss of function for the patient. Additionally, there is an increased risk that the patient will develop arthritis of the knee and may eventually require a total knee replacement.

     Norian SRS may be used to fill the voids remaining after the surgical elevation of the tibial plateau surface. The Company believes that Norian SRS may provide sufficient structural support for the tibial plateau surface, thereby limiting the need for extended immobilization and facilitating an expedited recovery as well as a more functional joint. Additionally, depending upon the fracture pattern, the use of Norian SRS may reduce the need for internal fixation hardware, thereby limiting the need for multiple invasive surgical procedures.

     The Company has obtained all of its clinical experience regarding the use of Norian SRS in tibial plateau fractures from 25 test-market cases in the Netherlands. The Company intends to conduct a multi-center clinical trial to evaluate the use of Norian SRS in the treatment of tibial plateau fractures. The Company has drafted protocols for these clinical trials which are currently under review by clinical investigators.

     Spinal Reconstructions

     The Company believes that there is a potentially broad range of uses for Norian SRS in disorders of the spine as a result of the prominence of cancellous bone in spinal vertebrae. In a limited number of test-market cases in the Netherlands, Norian SRS has been used in spinal reconstructions to improve the fixation of cancellous bone screws in the spine to achieve optimal structural support. The Company is currently exploring other potential applications, such as the use of Norian SRS in spinal surgery on osteoporotic patients. Generally, surgeons avoid invasive spinal procedures on elderly osteoporotic patients because of the possibility of severe complications and uncertain outcomes. Based on cadaver studies, the Company believes that Norian SRS may increase the feasibility of such procedures and result in more predictable outcomes by securing conventional orthopaedic hardware in osteoporotic bone in the spine or by providing a minimally invasive procedure through injection of Norian SRS to restore the anatomy of crushed vertebral bodies. The Company is currently identifying potential clinical trials to verify the benefits of Norian SRS in spinal applications. The Company plans to use data from these clinical trials to illustrate the viability of successful spinal surgery on osteoporotic patients with the use of Norian SRS.

     Other Potential Applications

     Several additional potential applications of Norian SRS are currently being evaluated by the Company, some of which have been or continue to be the subject of limited clinical studies, pre-clinical studies and limited test-marketing experiences. Norian SRS has been used in the treatment of femoral neck hip fractures in 29 patients. The Company believes that Norian SRS can eliminate the need for complicated procedures in the repair of femoral neck fractures as well as improve the success rate of femoral neck fractures repaired by orthopaedic hardware when Norian SRS is used to augment such hardware. Norian SRS has been used in the treatment of five patients with fractures of the calcaneus, the heel of the foot. Repair of the calcaneus requires decompression of the fractured bone which often results in a void that the Company believes could be filled with Norian SRS to reestablish compressive load capacity. Avascular necrosis is a disorder that occurs when cancellous bone is deprived of its blood supply and usually results in localized bone death. The Company believes that Norian SRS could be used to fill a region of avascular necrosis-afflicted bone to reinforce surrounding viable bone. The Company also believes that there are applications for Norian SRS in total joint replacements, including filling all gaps between the replacement and host bone with Norian SRS to reduce the possibility of slippage and pain. The Company also believes that Norian SRS may be used in the repair of the anterior cruciate ligament in the knee by replacing the conventional method of tendon grafting to reconstruct the ligament. Additionally, the Company is evaluating other potential uses of Norian SRS in areas of cancellous bone such as in fractures of the shoulder, ankle, hand and foot.

     Norian SRS may also have important uses in a variety of non-orthopaedic bone filling and stabilization procedures for oral and maxillofacial surgery, neurosurgery, craniofacial surgery, certain dental applications and certain veterinary applications. The Company has discussed potential business relationships with collaborators in these fields. However, no definitive agreements have been reached and there can be no assurance that the Company will enter into any of these markets or that it will be successful in penetrating any such markets.

PHYSICIAN EDUCATION AND TRAINING

     Physician education and training is an accepted method of introducing new surgical methods and products for orthopaedic procedures. The Company believes that physician acceptance is a critical element in the successful introduction of Norian SRS into the marketplace and therefore plans to establish an extensive education and training program for physicians. These programs will address product attributes and the appropriate clinical applications developed by the Company and will be conducted initially by both domestic and international clinical investigators. The Company will focus these initial training efforts on highly respected opinion leaders in the orthopaedic community and on orthopaedic surgeons with high volume practices or residency programs. Other objectives of these programs may include the penetration of new geographical markets or the introduction of new clinical applications. Mochida will manage similar training and education programs for surgeons in Japan.

PRODUCT MARKETING

     Following the initial surgeon training, the Company also intends to provide technical support to orthopaedic surgeons in operative procedures. To provide this logistical support and reinforcement at the time of surgery, the Company intends to hire product specialists who will be located in major markets and will manage the distribution of Norian SRS in their regions. In certain European regions where the Company determines a direct product specialist is appropriate and most effective, it will implement the same strategy. These experienced orthopaedic trauma representatives will complete the Norian training program to qualify to assist at the clinician education programs and conduct in-service training for relevant hospital personnel. Outside the United States, in regions in which the Company relies on a third-party distributor or corporate partner, the Company expects to ensure maintenance of an equivalent standard of education, training and support services.

     In April 1996, the Company and Mochida entered into a collaborative agreement for the exclusive marketing and distribution of Norian SRS in Japan for use in certain applications. The agreement provides for payments by Mochida to Norian of up to a total of $15.0 million, consisting of a $7.0 million equity investment completed in April 1996, and $8.0 million in non-refundable payments based on achievement of time-related, clinical and regulatory milestones, of which $2.0 million was received upon execution of the contract. Mochida will be responsible for performing clinical development in accordance with the Company's protocols and obtaining government approval for Norian SRS in Japan. The Company will be responsible for manufacturing and supplying the product to Mochida. The agreement has an initial term ending on the earlier of 10 years from the date of regulatory approval to commence commercial sales of Norian SRS in Japan or 15 years from the date of the agreement.

RESEARCH AND DEVELOPMENT

     The Company maintains facilities for chemical and analytical research staffed by leading researchers in the field of calcium phosphate material development. The Company supports a staff of scientists who evaluate product applications, conduct biomechanical and animal research, develop surgical techniques and design and manage clinical trials. The Company's current research and development efforts are primarily focused on identifying and developing new clinical applications using an internal system to evaluate, research and prioritize specific Norian SRS application ideas to ensure that any potential application is consistent with the Company's strategy. The Company is currently refining the Norian SRS packaging, mixing and delivery system initially for European commercialization following receipt of the right to affix the CE mark and any other regulatory approvals. As of April 30, 1996, the Company had 24 employees engaged in research and development activities. For the three months ended March 31, 1996, and for the years ended December 31, 1995, 1994 and 1993, the Company has expended approximately $1.9 million, $4.6 million, $3.1 million and $2.6 million on research and development, respectively.

SCIENTIFIC ADVISORY BOARD

     Norian's Scientific Advisory Board ("SAB") is composed of leaders in orthopaedic and basic science. SAB members advise the Company's management on product application development and future research plans. SAB members also work with management to design, conduct and evaluate specific research protocols. SAB members provide additional review of the Company's clinical trial results and regulatory submissions. The SAB convenes at least once a year. Certain SAB members also consult with the Company on a more frequent basis.

              NAME                                              POSITION
- ---------------------------------  ------------------------------------------------------------------
Thomas W. Bauer, M.D., Ph.D.       Staff Pathologist and Member, Departments of Pathology and
                                   Orthopaedic Surgery, Cleveland Clinic Foundation, Cleveland, Ohio
David C. Baylink, M.D.             Professor of Orthopaedic and Oral Surgery and Biochemistry, Loma
                                   Linda University; Chief of Mineral Metabolism, Jerry L. Pettis
                                   Memorial Veterans Hospital, Loma Linda, California
Dennis R. Carter, Ph.D.            Professor of Mechanical Engineering and Chairman, Biomechanical
                                   Engineering Division, Stanford University; Associate Director,
                                   Rehabilitation Research and Development Center, Veterans Affairs
                                   Medical Center, Palo Alto, California
Thomas A. Einhorn, M.D.            Attending Orthopaedic Surgeon; Professor of Orthopaedics and
                                   Director of Orthopaedic Research, Mount Sinai School of Medicine,
                                   New York, New York
Steven A. Goldstein, Ph.D.         Professor of Surgery and Director of Orthopaedic Research,
                                   University of Michigan; Professor of Mechanical Engineering and
                                   Applied Mechanics, Appointment as Professor of Bioengineering and
                                   Research Scientist, Institute of Gerontology; Assistant Dean for
                                   Research and Graduate Studies, University of Michigan Medical
                                   School
John Ross, Ph.D.                   Professor of Chemistry, Stanford University; Member, National
                                   Academy of Sciences

     In addition to the SAB, the Company also utilizes the consulting services of four practicing orthopaedic surgeons who act as medical directors in their respective areas of clinical expertise which coincide with the Company's first four clinical applications.

MANUFACTURING

     The Company manufactures Norian SRS at its facility in Cupertino, California for clinical trials and for test-marketing in the Netherlands in accordance with FDA GMP regulations for medical devices. The Company intends to obtain ISO 9000 series quality certification in order to fulfill the quality system requirements for the CE mark. Accordingly, all manufacturing processes are defined by change-controlled documentation consisting of written specifications and procedures. These encompass the entire manufacturing process, from procurement of parts and raw materials from vendors through maintenance of post-distribution product tracking, complaint handling and reporting. Formal review and approval by research and development, quality assurance, manufacturing, and other functional groups, as appropriate, is required for the initial release of controlled documentation and for changes to released documentation.

     The Company's manufacturing facilities are subject to GMP inspections by CDHS. Norian was inspected by the CDHS in 1995 and was issued a California state license as a result of that inspection. There can be no assurance that future inspections of the Company's facilities will not reveal violations of applicable manufacturing standards. Any such violation could result in the suspension of the Company's manufacturing operations which would materially and adversely affect the Company's business, financial condition and results of operations. Norian is also subject to certain federal, state and local regulations regarding safety, environmental protection and hazardous materials controls.

     To date, the Company has limited manufacturing experience, which has consisted of producing single lots of Norian SRS for clinical trials and test-marketing in the Netherlands. The Company holds an 801(e) foreign export approval from the FDA to provide for the shipping of Norian SRS to the Netherlands. Currently, the Company does not have the experience nor the equipment necessary to manufacture its products in commercial volumes. No assurance can be given that the Company will be successful in developing such manufacturing capability, and even if such manufacturing capability is developed, no assurance can be given that it will be successfully implemented by the Company.

PATENTS AND PROPRIETARY INFORMATION

     The Company holds 13 United States patents, two of which cover the current formulation of Norian SRS, and five of which cover other formulations of calcium phosphate cements that may be used in future products or to prevent third parties from developing similar technology. In addition, the Company has four patents on CrystalCoat and two patents on Healos, both of which are biomaterials developed by the Company and licensed exclusively to third parties for certain applications. The Company has also obtained patents on Norian SRS in 13 European countries and in Canada. Additionally, the Company has seven United States and several foreign applications pending. There can be no assurance that pending patent applications will be allowed or that any of the Company's patents will provide protection for the Company's products. The Company expects to continue to file additional patent applications to protect its proprietary technologies. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the measures taken by the Company to protect its proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing products similar to the Company's products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The failure of the Company to protect its proprietary information would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company expects to continue to file patent applications where it believes it is appropriate to protect its proprietary technologies. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing products with functionality or features similar to the Company's products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The failure of the Company to protect its proprietary information would have a material adverse effect on the Company's business, financial condition and results of operations.

     While the Company believes that its products and trademarks do not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communications from third parties asserting that the Company's products infringe, or may infringe, the proprietary rights of such third parties. In Japan, the Company is aware of a patent and several patent applications filed by a Japanese corporation which claim ratio compositions comprising two of the components of Norian SRS. Although the claimed composition does not contain the other components of Norian SRS, the specific formulation of Norian SRS currently in clinical and commercial use by the Company in countries other than Japan may have a ratio of those two components that fall within the range claimed by such patent and patent applications. In addition, the Company is aware that a Japanese corporation has filed a patent application in Japan, and several counterpart applications in countries outside the United States, that include a composition of matter claim covering one of the components of Norian SRS. If a patent including this claim were to issue, Norian SRS, in its current formulation, may be deemed to infringe such patent. The Company believes that this composition of matter claim may be found to be overly broad or anticipated by prior art and that, as a result, a patent including this claim may not issue, or if a patent issues, such claim may not be enforceable. There can be no assurance that the Japanese entity or another entity will not bring a claim of patent infringement against the Company or that the Company's product will not be determined to be infringing. Any such claims, including meritless claims, could result in costly, time-consuming litigation and diversion of technical and management personnel. In the event any third party were to make a valid claim and a license were not made available on commercially reasonable terms, or if the Company were unable to develop non-infringing alternative technology, the Company's business, financial condition and results of operations could be materially adversely affected.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the USPTO to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others.

     Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. The agreements generally provide that all inventions conceived of by the individual in the course of rendering services to the Company, shall be the exclusive property of the Company; however, certain of the Company's agreements with consultants, who typically are employed on a full-time basis by academic institutions or hospitals, do not contain assignment of invention provisions. There can be no assurance that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors.

GOVERNMENT REGULATION

     United States

     The medical devices to be marketed and manufactured by the Company are subject to extensive regulation by the FDA. Pursuant to the FDA Act and the regulations promulgated thereunder, the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

     In the United States, medical devices are classified into one of three classes (Class I, II or III), on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Under FDA regulations, Class I devices are subject to general controls (for example, labeling, premarket notification and adherence to GMPs) and Class II devices are subject to general and special controls (for example, performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices).

     Before a new device can be introduced into the market, the manufacturer must generally obtain marketing clearance through either a 510(k) notification or a PMA application. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device, or to a Class III medical device for which the FDA has not called for a PMA. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information or data are needed before a substantial equivalence determination can be made. A request for additional data may require that clinical studies of the device's safety and efficacy be performed.

     Commercial distribution of a device for which a 510(k) notification is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a predicate device. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than it has in the past. It generally takes from four to twelve months from the date of submission to obtain a 510(k) clearance, but may take longer.

     A "not substantially equivalent" determination, or a request for additional information, could delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. For any of the Company's products that are cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or efficacy of the device that constitute a major change to the intended use of the device will require new 510(k) submissions.

     A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which FDA has called for PMA applications. A PMA application must be supported by valid scientific evidence which typically includes extensive data, including human clinical trial data, to demonstrate the safety and effectiveness of the device. The PMA application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and training methods.

     Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA application. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable GMP requirements.

     If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an "approvable letter," which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA application approval letter, authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA application or manufacturing facilities are not favorable, the FDA will deny approval of the PMA application or issue a "not approvable letter." The FDA may also determine that additional clinical trials are necessary, in which case PMA approval may be delayed for several years while additional clinical trials are conducted and submitted in an amendment to the PMA application. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     Modifications to a device that is the subject of an approved PMA application, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA application often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA application. There can be no assurance that the Company will be able to obtain necessary regulatory approvals on a timely basis, or at all, and delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operation.

     If human clinical trials of a device are required in connection with either a 510(k) notification or a PMA application, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an IDE application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is reviewed and approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs, but not the FDA. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or an investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

     The Company believes that an FDA-approved PMA application will be required to market Norian SRS in the United States. The Company is currently conducting clinical studies of Norian SRS pursuant to an FDA-approved IDE to collect data necessary to support a PMA application. Although the Company plans to pursue approval for use of Norian SRS as cancellous bone cement at any anatomic site where cancellous bone exists, only wrist fractures are currently being studied in the United States under the Company's FDA-approved IDE. The Company plans to provide clinical data of the safety and effectiveness of Norian SRS as a cancellous bone cement for anatomic sites other than the wrist with data from clinical trials being conducted in the United States and abroad. The FDA analyzes data from foreign clinical studies more critically, and there can be no assurance that the Company's foreign clinical data will be accepted as part of the Company's PMA application.

     On two occasions the Company has expanded the number of sites at which it is conducting its clinical studies in the United States due to slow enrollment of patients at existing sites. There can be no assurance that the Company will be successful in enrolling sufficient numbers of patients to complete its clinical studies. Moreover, there can be no assurance that data from any completed domestic or foreign clinical studies will demonstrate the safety and effectiveness of Norian SRS or that such data will otherwise be adequate to support approval of a PMA application. In addition, if approval of a PMA application is obtained, there can be no assurance that such approval will not significantly restrict the anatomic sites and types of procedures for which Norian SRS can be used. Failure to obtain approval of a PMA application or restrictions on the anatomic sites and types of procedures for which Norian SRS can be used would have a material adverse effect on the Company's business, financial condition and results of operations.

     Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to extensive regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies, including the CDHS. The FDC Act requires devices to be manufactured in accordance with GMP regulations which impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The FDA has proposed changes to the GMP regulations including design documentation requirements which, if finalized, would likely increase the cost of complying with GMP requirements.

     Labeling and promotion activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses. The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

     The Company's products are subject to extensive regulation by the FDA and other foreign and domestic regulatory authorities. Changes in existing requirements or adoption of new requirements or policies could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     International

     Exports of products that have market clearance from FDA do not require FDA export approval. However, some foreign countries require manufacturers to provide an FDA certificate for products for export ("CPE") which requires the device manufacturer to certify to the FDA that the product has been granted premarket clearance in the United States and that the manufacturing facilities appeared to be in compliance with the GMPs at the time of the last GMP inspection. The FDA will refuse to issue a CPE if significant outstanding GMP violations exist.

     The introduction of the Company's products in foreign markets will also subject the Company to foreign regulatory clearances which may impose additional substantial costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by the FDA and foreign government authorities is unpredictable and uncertain, and no assurance can be given that the necessary approvals or clearances will be granted on a timely basis or at all. Delays in receipt of, or failure to receive, such approvals or clearances, or the loss of any previously received approvals or clearances could have a material adverse effect on the business, financial condition and results of operations of the Company.


     The Company is engaged in processes that are intended to permit it to affix the CE mark to its products under the rules of the European Union applicable to medical devices. This process will entail certification by a notified body recognized under EU law that the Company's practices and procedures are in compliance with European standards that implement the ISO 9000 series for medical devices, as well as assessments to determine that the Company's products conform to essential requirements under EU rules for medical devices, including requirements for safety, performance, labeling and other matters.


THIRD-PARTY REIMBURSEMENT

     The majority of Medicare expenditures in 1993 were attributable to inpatient hospital care. Medicare inpatient reimbursement was changed from a cost-based retrospective system to a prospective reimbursement system in 1983. Rates are set in advance, fixed for a specific fiscal period, constitute full institutional payment for the designated service and generally do not vary with hospital treatment costs. When the cost of providing service differs from the payment rate, the hospital makes a profit or experiences a shortfall. In the United States, health care providers, such as hospitals and physicians that purchase medical devices for treatment of their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Private insurance plans are central to new product acceptance.

     Successful sales of Norian SRS in the United States and other markets will depend on the availability of adequate reimbursement from third-party payors. There is significant uncertainty concerning third-party reimbursement for the use of any medical device incorporating new technology. Even if the Company receives approval of a PMA application for Norian SRS for orthopaedic uses, third-party payors may nevertheless deny reimbursement or reimburse at a low price if they conclude that using it is not cost-effective, not medically necessary, or is used for an unapproved indication. Furthermore, third-party payors are increasingly challenging the need to perform medical procedures, or limiting reimbursement for those that are performed. There can be no assurance that use of Norian SRS will be considered cost-effective or medically necessary by third-party payors, that reimbursement will be available or, if available, that payors' reimbursement policies will not adversely affect the Company's ability to sell its products on a profitable basis. The market for the Company's products could also be adversely affected by recent federal legislation that reduces reimbursement under the cost pass-through system for the Medicare program. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on medical device pricing. The Company cannot predict whether legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business. The announcement of such proposals or efforts could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals or efforts could have a material adverse effect on the Company's business, financial condition and results of operations. Failure by hospitals and other users of the Company's products to obtain reimbursement from third-party payors and/or changes in governmental and private third-party payors' policies toward reimbursement for procedures employing the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.

     Member countries of the EU operate various combinations of centrally-financed health care systems and private health insurance systems. The relative importance of government and private systems varies from country to country. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. Medical devices are most commonly sold to hospitals or health care facilities at a price set by negotiation between the buyer and the seller. A contract to purchase products may result from an individual initiative or as a result of a public invitation and a competitive bidding process. In either case, the purchaser pays the supplier. Payment terms can vary widely throughout the EU.

     In Japan, at the end of the regulatory process, the MHW makes a determination of the per unit sales price of the product. The MHW can set the reimbursement level for Norian SRS at its discretion and there can be no assurance that the Company will be able to obtain regulatory approval in Japan or if such approval is granted that the Company will obtain a favorable per unit sales price.

     Through the patient informed consent process, the Company receives full access to the United States clinical trial patient's hospital discharge financial record and other medical financial information. By comparing the cost outcomes of treated patients, and control patients, the Company expects to substantiate the claim that Norian SRS provides overall reduction in costs which outweighs the incremental added cost of the product.

COMPETITION

     The Company competes with a number of manufacturers of bone fixation and replacement devices. Products that are competitive with Norian SRS include casts, splints, external fixators, internal fixators, bone grafts, bone graft substitutes and bone cement. Most of the Company's competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than any which are being developed by the Company or which would render the Company's products obsolete or noncompetitive. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations. Any product developed by the Company that receives regulatory approval will have to compete for market acceptance and market share. The Company believes that the primary competitive factors in the market for bone fixation and replacement devices include clinical need and efficacy, relative cost for the episode of care and ease of use. Another important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and regulatory approval processes and supply commercial quantities of the product to the market is expected to be an important competitive factor.

PRODUCT LIABILITY AND INSURANCE

     The Company's business involves the risk of product liability claims. The Company has not experienced any product liability claims to date. Although the Company maintains product liability insurance with coverage limits of $1.0 million per occurrence and an annual aggregate maximum of $1.0 million, and general commercial liability insurance with an additional $3.0 million umbrella coverage per occurrence and an annual aggregate maximum of $3.0 million, there can be no assurance that product liability claims will not exceed such insurance coverage limits, which could have a material adverse effect on the Company, or that such insurance will continue to be available on commercially reasonable terms, if at all.

EMPLOYEES

     As of April 30, 1996, the Company had 52 full-time employees, of which 24 persons were engaged in research and development activities, nine persons in manufacturing and facilities, four persons in quality assurance and regulatory affairs, seven persons in sales and marketing and eight persons in general and administrative functions. No employees are covered by collective bargaining agreements, and the Company believes it maintains good relations with its employees.

FACILITIES AND OPERATIONS

     The Company leases a 20,100-square foot facility in Cupertino, California. The facility is leased through December 1999, with an option to renew for an additional five-year term. The Cupertino facility contains research, development, manufacturing, marketing and administrative space. In addition, the Company leases approximately 950 square feet of office space in Naarden, Netherlands under a lease expiring February 2000, and 900 square feet of office space in Bedale, United Kingdom under a lease that terminates at the Company's option, on three months' notice. The Company is currently negotiating the lease of additional office space in Cupertino, California to accommodate expanded marketing and administrative functions, although no definitive agreement has been reached.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of March 31, 1996 are as follows:

                     NAME                       AGE                        POSITION
- ----------------------------------------------  ---     ----------------------------------------------
Brent R. Constantz, Ph.D......................  37      President and Chief Executive Officer, Chief
                                                          Scientist and Director
Claude O. Pering..............................  50      Executive Vice President, Operations
Marc E. Faerber...............................  41      Vice President, Finance and Chief Financial
                                                          Officer
F. Lee Fagot..................................  49      Vice President, Marketing and Business
                                                          Development
Albert M. Jackson.............................  63      Vice President, Quality Assurance and
                                                        Regulatory Affairs
John Little, Ph.D.............................  50      Vice President, Europe
Robert D. Poser, D.V.M........................  42      Vice President, Research and Development
Susanne T. Smith, R.N., M.S...................  46      Vice President, Clinical Affairs
Costa G. Sevastopoulos, Ph.D.(1)(2)...........  53      Chairman of the Board
Jon N. Gilbert(1).............................  33      Director
Peter Barton Hutt, Esq.(1)....................  62      Director
Harry B. Skinner, M.D., Ph.D.(2)..............  54      Director
Hansjorg Wyss(2)..............................  60      Director

- ---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Dr. Constantz founded the Company in 1987 and has been a member of the Board of Directors since that time. Dr. Constantz served as the Chairman of the Company from its inception until September 1993. He was elected President and Chief Executive Officer of the Company in March 1994. Following the completion of certain performance milestones, the Board of Directors intends to re-elect Dr. Constantz to the position of Chairman of the Company. Dr. Constantz conducted post-doctoral research on isotope geochemistry at the United States Geological Survey and studied protein-crystal interactions in biomineralization as a Fulbright Scholar at the Weizmann Institute of Science in Israel. Dr. Constantz holds a B.A. in Aquatic Biology/Geological Sciences from the University of California, Santa Barbara, and an M.S. and a Ph.D. in Earth Sciences from the University of California, Santa Cruz.

     Mr. Pering joined the Company in February 1996 as Executive Vice President, Operations. From 1990 to 1996, he was Vice President and Chief Operating Officer of Ace Medical Company, a manufacturer and marketer of orthopaedic trauma devices. He holds a B.S. in Chemistry, Biology and Psychology from Drury College.

     Mr. Faerber joined the Company in April 1994 as Vice President, Finance and Chief Financial Officer. From 1990 to 1994, he was International and Corporate Controller at Collagen Corporation, a medical device company. He holds a B.S. in Business Administration from Providence College, Rhode Island and is a Certified Public Accountant.

     Mr. Fagot joined the Company in January 1995 as Vice President, Marketing and Business Development. From 1986 to 1995, Mr. Fagot held several marketing and general management positions with domestic and international divisions of Johnson & Johnson. Mr. Fagot received a B.B.A. in Business Management from North Texas State University.

     Mr. Jackson joined the Company in December 1992 as Vice President, Quality Assurance and Regulatory Affairs. Mr. Jackson was Vice President, Quality Assurance and Regulatory Affairs for Oximetrix, Inc. ("Oxime-trix"), a medical device company, from 1975 to 1985, when Oximetrix was acquired by Abbott Laboratories, Inc. ("Abbott"), a medical device and pharmaceutical company. He remained with Abbott until 1992. Mr. Jackson has over 26 years of professional experience in the medical device field.


     Dr. Little joined the Company in February 1996 as Vice President, Europe. From 1994 to 1995 Dr. Little was Vice President, Sales and Marketing of the CMW division of DePuy International, Ltd., a subsidiary of Boehringer Mannheim, a pharmaceutical and health care products company ("DePuy"). From 1987 to 1994, Dr. Little held a variety of marketing and general managerial positions with DePuy. Dr. Little received a B.Sc. in Zoology from the University of London, an M.Tech. in Applied Immunology from Brunel University, London, and a Ph.D. in Biochemistry from the University of the Witwatersrand in Johannesburg, South Africa.


     Dr. Poser joined the Company in January 1993 as the Director of Orthopaedic Research, and was promoted to Vice President of Research and Development in January 1996. Dr. Poser was Head of Experimental Surgery at the Harrington Arthritis Research Center in Phoenix, Arizona from 1989 to 1993. Dr. Poser received a B.S. in Biology from East Carolina University and a D.V.M. from the University of Georgia.


     Ms. Smith joined the Company in March 1993 as Director of Clinical Research, and was promoted to Vice President, Clinical Affairs in January 1996. From 1991 to 1993, Ms. Smith was Manager of Clinical Research at Triton Diagnostics, Inc., an in vitro cancer diagnostic company, and, from 1989 to 1991, she was Director of Clinical Research at Target Therapeutics, Inc., a neurovascular microcatheter and guidewire company. She holds a B.S. in Nursing from Marymount College of Virginia and an M.S. in Administration from George Mason University.


     Dr. Sevastopoulos has been a director of the Company since April 1988 and was elected Chairman of the Board in March 1994. He was a general partner of Delphi BioVentures L.P. from 1988 to 1994. Dr. Sevastopoulos is currently self-employed as a private investor and consultant and is also the Chairman of the Board of Metra Biosystems, Inc. He received a B.S. in Physics from the University of Athens, Greece, an M.S. in Electrical Engineering from the California Institute of Technology, an M.B.A. from INSEAD, France, and a Ph.D. in Molecular Biology from the University of California at Berkeley.

     Mr. Gilbert has served as a director of the Company since April 1995. He is a general partner of Frazier & Company L.P., a private equity firm specializing in health care, which he joined at its inception in 1991. Mr. Gilbert, a Certified Public Accountant, holds a B.A. in Accounting from the University of Washington and an M.B.A. from Dartmouth College.

     Mr. Hutt has served as a director of the Company since May 1994. Mr. Hutt was Chief Counsel for the FDA from 1971 to 1975 and was responsible for FDA policy relating to the Medical Device Amendments of 1976. Since leaving the FDA in 1975, Mr. Hutt has been a partner with the Washington, D.C. law firm of Covington & Burling, where he specializes in FDA law. Mr. Hutt is a member of the Institute of Medicine of the National Academy of Sciences, and an advisory board member of the Center for the Study of Drug Development at Tufts University. Mr. Hutt teaches a course on food and drug law at Harvard Law School during the winter term. He also serves as a director of Cell Genesys, Inc., Emisphere Technologies, Inc., IDEC Pharmaceuticals Corporation, Interneuron Pharmaceuticals, Inc. and Vivus, Inc. He holds a B.A. in Political Science and Economics from Yale University, an LL.B. from Harvard University, and an LL.M. from New York University under a fellowship from the Food and Drug Law Institute.

     Dr. Skinner has served as a director of the Company since April 1988. He has been the Chairman of the Department of Orthopaedic Surgery at the College of Medicine at the University of California, Irvine since 1994. He was a professor at the University of California, San Francisco from 1983 to 1994. He is a fellow of the American College of Surgeons and of the American Academy of Orthopaedic Surgeons. He has served as the User Vice-Chairman of the F4 Committee of the American Society of Testing Materials dealing with medical devices. In addition, he was the Chairperson of the Medical Device Committee of the American College of Surgeons. He holds a B.S. in Ceramic Engineering from Alfred University, an M.D. from Medical University of South Carolina, and a Ph.D. in Material Science and Engineering from the University of California at Berkeley.

     Mr. Wyss has been a director of the Company since September 1995. Mr. Wyss is a trustee and board member of the Association for the Study of Internal Fixation ("AO"), and has been Chairman and Chief

Executive Officer of SYNTHES (USA), a leading orthopaedic trauma company, since 1977. Mr. Wyss also serves as a director of BE Aerospace, Inc. and Applied Extrusion Technology, Inc. Mr. Wyss holds a B.A. and an M.S. degree in Civil and Structural Engineering from the Swiss Federal Institute of Technology in Zurich, Switzerland, and an M.B.A. from Harvard University.

     Currently all directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The Board of Directors has approved an amendment to the Company's Articles of Incorporation which provides that upon the effective date of offering, as long as the Company is a "Listed Company" as defined in Section 301.5 of the California Corporations Code of 1968, as amended, the Board of Directors will be divided into two classes. Each class of directors will consist of three directors, who will serve staggered two-year terms. The Board of Directors has a Compensation Committee, which establishes compensation policies and is responsible for determining the cash and equity compensation for executive officers, and an Audit Committee, which is responsible for reviewing the scope of the work performed by the Company's independent auditors. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among the directors or officers of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for the year ended December 31, 1995, with respect to the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company whose salary and bonus for such fiscal year were in excess of $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM
                                                                         COMPENSATION
                                               ANNUAL COMPENSATION       ------------
                                              ----------------------      SECURITIES
                                               SALARY                     UNDERLYING         ALL OTHER
        NAME AND PRINCIPAL POSITION             ($)        BONUS ($)      OPTIONS(#)      COMPENSATION ($)
- --------------------------------------------  --------     ---------     ------------     ----------------
Brent R. Constantz, Ph.D....................  $160,000      $30,000         37,500            $  6,192(1)
  President, Chief Executive
  Officer and Chief Scientist
Marc E. Faerber.............................   110,000       10,000         12,500                  --
  Vice President, Finance and
  Chief Financial Officer
F. Lee Fagot................................   115,000           --         31,250              50,000(2)
  Vice President, Marketing and
  Business Development
Albert J. Jackson...........................   117,000        5,000          6,250                  --
  Vice President, Quality Assurance and
  Regulatory Affairs
Robert D. Poser, D.V.M......................   114,128        2,500          8,750                  --
  Vice President, Research
  and Development

- ---------------
(1) Reflects an automobile allowance paid to Dr. Constantz.

(2) Reflects relocation expenses paid to Mr. Fagot.

     The following table sets forth certain information for the year ended December 31, 1995, with respect to grants of stock options to Named Executive Officers. The Company has not granted any stock appreciation rights to Named Executive Officers.

                     OPTION GRANTS IN THE LAST FISCAL YEAR

                                                         INDIVIDUAL GRANTS                        POTENTIAL
                                         --------------------------------------------------      REALIZABLE
                                                      PERCENT OF                              VALUE AT ASSUMED
                                         NUMBER OF      TOTAL                                  ANNUAL RATES OF
                                         SECURITIES    OPTIONS                                   STOCK PRICE
                                         UNDERLYING   GRANTED TO                              APPRECIATION FOR
                                          OPTIONS     EMPLOYEES     EXERCISE                   OPTION TERM(3)
                                          GRANTED     IN FISCAL       PRICE      EXPIRATION   -----------------
                  NAME                     (#)(1)     YEAR 1995     ($/SH)(2)       DATE      5% ($)    10% ($)
- ---------------------------------------- ----------   ----------   -----------   ----------   -------   -------
Brent R. Constantz, Ph.D.(4)............   37,500        28.0%        $2.00         9/26/00   $20,721   $45,788
Marc E. Faerber(5)......................   12,500         9.3          2.00         9/26/00     6,907    15,263
F. Lee Fagot............................   31,250        23.4          2.00         1/31/00    17,268    38,157
Albert M. Jackson(6)....................    6,250         4.7          2.00         9/26/00     3,454     7,631
Robert D. Poser, D.V.M.(7)..............    3,750         2.8          2.00         1/31/00     2,072     4,579
                                            5,000         3.7          2.00        12/04/00     2,763     6,105

- ---------------
(1) These options were granted under the Company's 1988 Stock Option Plan and vest at the rate of 1/48th per month beginning on the grant date.

(2) The exercise price equals the fair market value of the Common Stock on the date of grant and is to be paid in cash. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price appreciation over the five-year option term will be at the assumed 5% or 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

(4) On January 30, 1996, the Company granted Dr. Constantz an option to purchase 37,500 shares of Common Stock at an exercise price of $2.00 per share.

(5) On January 30, 1996, the Company granted Mr. Faerber an option to purchase 6,250 shares of Common Stock at an exercise price of $2.00 per share, and on May 2, 1996, the Company granted Mr. Faerber an option to purchase 10,000 shares of Common Stock at an exercise price of $9.60 per share.

(6) On January 30, 1996, the Company granted Mr. Jackson an option to purchase 6,250 shares of Common Stock at an exercise price of $2.00 per share, and on May 2, 1996, the Company granted Mr. Jackson an option to purchase 10,000 shares of Common Stock at an exercise price of $9.60 per share.

(7) On January 30, 1996, the Company granted Dr. Poser an option to purchase 2,500 shares of Common Stock at an exercise price of $2.00 per share, and on May 2, 1996, the Company granted Dr. Poser an option to purchase 10,000 shares of Common Stock at an exercise price of $9.60 per share.

     The following table sets forth information for the Named Executive Officers regarding the value of unexercised options held as of December 31, 1995. No options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1995.

                         FISCAL YEAR-END OPTION VALUES

                                                       NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED              IN-THE-MONEY
                                                            OPTIONS AT                     OPTIONS AT
                                                       DECEMBER 31, 1995(#)          DECEMBER 31, 1995(1)($)
                                                           (EXERCISABLE/                  (EXERCISABLE/
                      NAME                                UNEXERCISABLE)                 UNEXERCISABLE)
- -------------------------------------------------   ---------------------------    ---------------------------
Brent R. Constantz, Ph.D.........................          20,312/ 4,688                 $ 21,124/$4,876
                                                            2,344/35,156                       --/   --
Marc E. Faerber..................................           7,812/10,938                    6,250/ 8,750
                                                              781/11,719                       --/   --
F. Lee Fagot(2)..................................              --/31,250                       --/   --
Albert M. Jackson(3).............................           7,708/ 2,292                    8,016/ 2,384
                                                            1,302/ 1,198                    1,042/  958
                                                              391/ 5,859                       --/   --
Robert D. Poser, D.V.M...........................           9,115/ 3,385                    9,480/ 3,520
                                                            1,797/ 1,953                    1,438/ 1,562
                                                              859/ 2,891                       --/   --
                                                               --/ 5,000                       --/   --

- ---------------
(1) Calculated by determining the difference between the fair market value of the securities underlying the option at December 31, 1995 ($2.00 per share as determined by the Board of Directors) and the exercise price of the option.

(2) Includes options to purchase 8,463 shares, which Mr. Fagot exercised on March 11, 1996.

(3) Includes options to purchase 9,973 shares, which Mr. Jackson exercised on March 5, 1996.

DIRECTOR COMPENSATION

     From October 1993 to December 1995, Dr. Skinner received $700 per month for his service as a director, and, effective January 1996, this monthly stipend was increased to $1,500 per month. In January 1996, the Company also began paying Dr. Sevastopoulos $1,500 per month for his service as the Chairman of the Board of Directors. From time to time, certain directors who are not employees of the Company have received grants of nonstatutory stock options to purchase shares of Common Stock under the 1988 Incentive Stock Option Plan. On January 30, 1996, Drs. Sevastopoulos and Skinner each received 6,250 shares of Common Stock for their service as Chairman of the Board of Directors and as a director, respectively. During 1995 and through March 31, 1996, Mr. Hutt received options to purchase 12,500 shares of Common Stock for his services as a director. Each of the options granted to Drs. Sevastopoulos and Skinner and Mr. Hutt has an exercise price of $2.00 per share. On April 28, 1996, Drs. Sevastopoulos and Skinner and Messrs. Gilbert, Hutt and Wyss each received options to purchase 10,000 shares of Common Stock, all at an exercise price of $9.60 per share, for their service as directors. Under the 1996 Director Option Plan, non-employee directors who first join the Board after this offering will receive options to purchase 10,000 shares of Common Stock, and all non-employee directors will receive annual grants of options to purchase 2,000 shares of Common Stock. See "Stock Plans -- 1988 Stock Option Plan" and "-- 1996 Director Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     During the year ended December 31, 1995, Drs. Constantz and Sevastopoulos and Peter Gleason served as the Compensation Committee of the Company's Board of Directors. Dr. Constantz, who served as President, Chief Executive Officer and Chief Scientist during 1995, resigned as a member of the Compensation Committee in April 1996. Mr. Gleason resigned from the Board of Directors and the Compensation Committee in April 1996. The current members of the Compensation Committee are Drs. Sevastopoulos and Skinner and Mr. Wyss. Dr. Sevastopoulos served as Norian's President and Chief Executive Officer from November 1988 to May 1989. See "Management" and "Certain Transactions."

STOCK PLANS

     1988 Stock Option Plan. As of March 31, 1996, 279,654 shares of Common Stock had been acquired on the exercise of options granted under the Company's 1988 Stock Option Plan (the "1988 Plan"), 453,137 shares of Common Stock were subject to outstanding options, and 142,194 shares were available under the 1988 Plan for issuance on the exercise of options granted in the future. Since March 31, 1996, options to purchase an additional 139,125 shares of Common Stock have been granted under the 1988 Plan, and 15,638 shares of Common Stock have been issued on the exercise of options outstanding at March 31, 1996. Options granted under the 1988 Plan before the effective date of the 1996 Plan will remain outstanding in accordance with their terms, but no further grants will be made under the 1988 Plan after the effective date of this offering.


     1996 Stock Plan. The Company's 1996 Stock Plan (the "1996 Plan") was adopted by the Board of Directors in April 1996 and approved by the Company's shareholders on May 24, 1996. The 1996 Plan will serve as the successor equity incentive program to the Company's 1988 Plan upon completion of this offering. The Company has reserved 1,000,000 shares of Common Stock for issuance under the 1996 Plan, plus an automatic increase on each anniversary of the effective date of the 1996 Plan equal to the lesser of 500,000 shares, two percent of the outstanding shares on such date, or an amount determined by the Board.


     The 1996 Plan provides for the grant of stock options and stock purchase rights to employees (including directors who are employees) and consultants of the Company or any parent or subsidiary of the Company. Incentive stock options (as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) may be granted only to employees. No person will be eligible to receive an option under the 1996 Plan covering more than 100,000 shares in any fiscal year of the Company, other than new employees of the Company, who will be eligible to receive options covering up to a maximum of 400,000 shares in the calendar year in which they begin employment with the Company. The 1996 Plan will be administered by the Compensation Committee which will have the discretion to determine the terms of options and stock purchase rights (including the exercise price and the vesting schedule), subject to certain statutory limitations and other limitations in the 1996 Plan.

     In the event of a merger or sale of all or substantially all of the assets of the Company, outstanding options and stock purchase rights under the 1996 Plan may be assumed or substituted for by the successor corporation (if any). In the event such successor corporation refuses to assume or substitute such options or stock purchase rights, the vesting of such awards will accelerate in full immediately prior to such transaction.

     The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate by its terms in June 2006, unless sooner terminated by the Board.


     1996 Director Option Plan. The Company's 1996 Director Option Plan (the "Director Plan") was adopted by the Board in April 1996 and approved by the shareholders on May 24, 1996. The Director Plan will become effective upon completion of this offering. A total of 200,000 shares have been reserved for issuance under the Director Plan, plus an annual increase to be added on each anniversary of the effective date of the Director Plan equal to 0.5% of the outstanding shares as of such date, or a lesser amount determined by the Board.


     Only non-employee directors are eligible to participate in the Director Plan. Each non-employee director who first becomes a director after this offering will automatically be granted a nonstatutory option to purchase 10,000 shares of Common Stock. In addition, each non-employee director (including such directors who first were elected before this offering) will be granted an automatic option to purchase 2,000 shares on June 30 of each year, commencing in 1997; provided that he is then a non-employee director; and provided, further, that such director has served on the Board during the preceding six months. The per share exercise price of options granted under the Director Plan will be equal to the fair market value of the Common Stock on the date of grant. The initial option grant to non-employee directors will vest at a rate of 1/48th per month over four years following the date of grant, so long as the non-employee director continues to serve as a director on such dates. Each subsequent option grant will vest at a rate of 1/12th per month over the next year following the date of grant, so long as the non-employee director continues to serve as a director on such date.

     In the event of a merger or sale of all or substantially all of the assets of the Company, options granted under the Director Plan may be assumed or substituted for by the successor corporation (if any). If assumed or substituted, an option will continue to vest as provided under the Director Plan for so long as the non-employee director continues to serve as a director of the successor corporation. If the director is terminated as a director of the successor corporation, other than upon a voluntary termination or termination for cause (as defined in the Director Plan), such option will become fully exercisable as of the date of such termination. If the successor corporation does not assume or substitute the option, the option will become exercisable in full immediately prior to such transaction.

     The Board may amend or terminate the Director Plan at any time, provided, however, that the provisions regarding the grant of options under the Director Plan may be amended only once in any six-month period, other than to comport with changes in the Code or the Employee Retirement Income Security Act of 1974, as amended. If not terminated earlier, the Director Plan will terminate by its terms in June 2006.


     1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board in April 1996 and approved by the shareholders on May 24, 1996. A total of 300,000 shares of Common Stock has been authorized for issuance under the Purchase Plan, plus an annual increase to be added on each anniversary date of the effective date of the Purchase Plan equal to the lesser of 150,000 shares, one percent of the outstanding shares on such date, or an amount determined by the Board. As of the date of this Prospectus, no shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be administered by the Board or by a committee appointed by the Board.


     Any employee who is employed by the Company or any designated subsidiary of the Company for at least 20 hours per week and for at least five months in any calendar year will be eligible to participate in the Purchase Plan. Under the Purchase Plan, the Company will withhold a specified percentage (not to exceed 15%) of the compensation paid to each participant, and the amount withheld will be used to purchase Common Stock from the Company on the last day of each purchase period. The price at which Common Stock will be purchased under the Purchase Plan will be equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period, or the last day of the applicable purchase period, whichever is lower. The length of each offering period and each purchase period will be determined by the Board or the Compensation Committee, but no offering period will exceed 27 months in duration. Unless the Board or the Compensation Committee determines otherwise, offering periods will be divided into consecutive purchase periods of approximately six months. The first offering period and the first purchase period will begin on the effective date of this Prospectus. New offering periods will begin approximately every six months thereafter.

     Employees may end their participation in an offering period at any time, and participation ends automatically on termination of employment with the Company. The maximum number of shares that a participant may purchase during any purchase period will be equal to $12,500 divided by the fair market value of the shares on the first day of the applicable offering period. In addition, no participant may purchase shares under the Purchase Plan to the extent that such participant would own five percent or more of the total combined voting power or value of all classes of the capital stock of the Company or any subsidiary, or to the extent that such participant's right to purchase the stock under all employee stock purchase plans of the Company accrues at a rate that exceeds $25,000 worth of stock during any calendar year. In the event of a merger or sale of all or substantially all of the Company's assets, purchase periods then in progress will be shortened and will end on a new exercise date, at which time all options will automatically be exercised. The Board may amend or terminate the Purchase Plan at any time. The Purchase Plan will terminate by its terms in June 2006.

SECTION 401(K) PLAN

     In April 1994, the Company adopted the Norian Corporation Retirement Savings Plan (the "401(k) Plan"), covering the Company's full-time employees located in the United States. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,500 in 1996) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. The Company has not made any contributions to the 401(k) Plan. The

401(k) Plan is intended to qualify under Section 401(k) of the Code, such that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and such that contributions by the Company, if any, will be deductible by the Company.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation eliminate the personal liability of its directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and authorize the Company to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Bylaws of the Company provide for the indemnification of the Company's officers and directors against certain liabilities and expenses relating to lawsuits and other proceedings in which they may become involved. Sections 204(a)(10) and (11) and Section 317 of the California Corporations Code also provide for indemnification of a corporation's directors and officers under certain circumstances.

     The Company currently carries indemnity insurance pursuant to which its directors and officers are insured under certain circumstances against certain liabilities or losses, including liabilities under the Securities Act. The Company has entered into indemnity agreements with certain directors and executive officers. These agreements, among other things, indemnify the directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement payments incurred by such person in any action, including any action by or in the right of the Company, in connection with the good faith performance of his or her duties as a director or officer. The indemnification agreements also provide for the advance payment by the Company of defense expenses incurred by the director or officer; however, the affected director or officer must undertake to repay such amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

     At present, there is no pending litigation involving a director or officer of the Company in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In April, June and September 1995, the Company issued and sold an aggregate of 3,529,516 shares of Series D Preferred Stock at a purchase price of $5.60 per share. Upon consummation of this offering, these shares will convert into 3,529,516 shares of Common Stock. In connection with this transaction, warrants to purchase an aggregate of 357,386 shares of Series D Preferred Stock at an exercise price of $6.44 per share were issued to Frazier Securities, L.P., the placement agent for the transaction. The purchasers of the Series D Preferred Stock and the holders of such warrants include, among others, the following directors, entities affiliated with directors and holders of more than five percent of the Common Stock of the Company.

                                                                                                WARRANTS TO
                                                                               AGGREGATE         PURCHASE
                                                        SHARES OF SERIES D      PURCHASE         SERIES D
                         NAME                            PREFERRED STOCK         PRICE        PREFERRED STOCK
- ------------------------------------------------------  ------------------     ----------     ---------------
DIRECTORS
  Jon N. Gilbert(1)...................................        535,714          $3,000,000         357,386
  Hansjorg Wyss(2)....................................        714,285           4,000,000
ENTITIES AFFILIATED WITH DIRECTORS
  Frazier Healthcare Investments, L.P.(1).............        535,714           3,000,000         357,386
  The Amy Wyss 1995 Irrevocable Trust(2)..............        714,285           4,000,000
OTHER 5% SHAREHOLDERS
  J.P. Morgan Investment Corporation..................        142,771             799,518
  Technology Venture Investors IV.....................        107,279             600,763
  Norwest Equity Partners, IV.........................         68,937             386,050

- ---------------
(1) Jon N. Gilbert, a director of the Company, is a member of Frazier Management, L.L.C., which is affiliated with Frazier Securities, L.P. and Frazier Healthcare Investments, L.P. Mr. Gilbert may be deemed to have an indirect material interest in the shares held by Frazier Healthcare Investments L.P. and Frazier Securities L.P. However, Mr. Gilbert does not believe he has a material interest in the transactions.

(2) Consists of 714,285 shares sold to The Amy Wyss 1995 Irrevocable Trust. Amy Wyss is the adult daughter of Hansjorg Wyss, a director of the Company. Mr. Wyss disclaims any material interest in the transaction.


     Contingent upon the completion of this offering, on March 12, 1996, the Board of Directors approved a loan of up to $500,000 to Brent R. Constantz, President, Chief Executive Officer and Chief Scientist of the Company, to be secured by shares of Common Stock held by Dr. Constantz. The loan is intended to be used to finance the purchase of a primary residence. The terms and conditions of the loan will be determined upon funding of the loan.


     Peter Barton Hutt, a director of the Company, is a partner in the law firm of Covington & Burling, which provides international regulatory counsel to the Company. The Company paid fees to Covington & Burling of approximately $7,000 in the aggregate over the three years ended December 31, 1995.

     Dr. Sevastopoulos and Dr. Skinner each have a consulting agreement with the Company. See "Management -- Director Compensation."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of March 31, 1996, and as adjusted to reflect the sale of Common Stock offered hereby, for (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group.

                                                                                         PERCENT OF TOTAL
                                                                                       ---------------------
                                                                         SHARES        PERCENT      PERCENT
                                                                      BENEFICIALLY      BEFORE       AFTER
              NAME AND ADDRESS OF BENEFICIAL OWNER(1)                   OWNED(1)       OFFERING     OFFERING
- --------------------------------------------------------------------  ------------     --------     --------
Frazier Healthcare Investments, L.P.(2).............................      893,100         9.54%        7.23%
  Frazier & Company L.P.
  Two Union Square
  601 Union Street, Suite 2110
  Seattle, WA 98101
Jon N. Gilbert(3)...................................................      893,308         9.54         7.23
  Frazier & Company L.P.
  Two Union Square
  601 Union Street, Suite 2110
  Seattle, WA 98101


Technology Venture Investors(4).....................................      752,814         8.36         6.27
  2480 Sand Hill Road, Suite 101
  Menlo Park, CA 94025
The Amy Wyss 1995 Irrevocable Trust(5)..............................      714,285         7.93         5.95
  1690 Russell Road
  P.O. Box 1766
  Paoli, PA 19301
J.P. Morgan Investment Corporation..................................      680,271         7.56         5.67
  60 Wall Street
  New York, NY 10260
Norwest Equity Partners, IV.........................................      483,758         5.37         4.00
  A Minnesota Limited Partnership
  c/o George J. Still, Jr.
  3000 Sand Hill Road
  Building 3, Suite 105
  Menlo Park, CA 94025-7112
Costa G. Sevastopoulos, Ph.D.(6)....................................      442,098         4.91         3.70
Brent R. Constantz, Ph.D.(7)........................................      282,291         3.12         2.35
Harry B. Skinner, M.D., Ph.D.(8)....................................       63,229            *            *
Robert D. Poser, D.V.M.(9)..........................................       14,505            *            *
Marc E. Faerber(10).................................................       12,369            *            *
Peter Barton Hutt, Esq.(11).........................................       12,317            *            *
Albert J. Jackson(12)...............................................       11,875            *            *
F. Lee Fagot(13)....................................................       10,416            *            *
Hansjorg Wyss(14)...................................................          208            *            *
All directors and executive officers as a group (13 persons)(15)....    1,753,003        18.57        14.09


- ---------------
  *  Less than one percent

 (1) Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants exercisable within 60 days of March 31, 1996 are deemed outstanding for computing the percentage of the person or entity holding such options but are not deemed outstanding for computing the percentage of any other person.

 (2) Consists of 535,714 shares held by Frazier Healthcare Investments, L.P. and warrants to purchase 357,386 shares held by Frazier Securities, L.P.

 (3) Consists of 535,714 shares held by Frazier Healthcare Investments, L.P., warrants to purchase 357,386 shares held by Frazier Securities, L.P. and 208 shares issuable under stock options held by Mr. Gilbert exercisable within 60 days of March 31, 1996. Mr. Gilbert is a member of Frazier Management, L.L.C., which is affiliated with Frazier Securities, L.P. and Frazier Healthcare Investments L.P. Therefore, Mr. Gilbert may be deemed to be a beneficial owner of the shares held by Frazier Healthcare Investments, L.P. and the warrants held by Frazier Securities, L.P. Nonetheless, Mr. Gilbert disclaims beneficial ownership of the shares held by Frazier Healthcare Investments, L.P., and the warrants held by Frazier Securities, L.P., except to the extent of his pecuniary interest. Voting and investment power is shared among all of the above-mentioned entities.

 (4) Includes 78,125 shares held by Technology Venture Investors IV, L.P., 7,686 shares held by TVI Management-3, L.P., 400,439 shares held by Technology Venture Investors-3, L.P., and 266,564 shares held by Technology Venture Investors IV, L.P., as nominee for Technology Venture Investors-4, L.P., TVI Partners-4, L.P., and TVI Affiliates-4, L.P.

 (5) Amy Wyss is the adult daughter of Hansjorg Wyss, a director of the Company, and Mr. Wyss disclaims beneficial ownership of shares held by the trust.

 (6) Includes 729 shares issuable under stock options held by Dr. Sevastopoulos exercisable within 60 days of March 31, 1996. Also includes 348,923 shares held by Delphi Ventures, L.P., 1,237 shares held by Delphi BioInvestments, L.P., 485 shares held by Delphi BioInvestments II, L.P., and 87,390 shares held by Delphi Ventures II, L.P. Because Dr. Sevastopoulos is a limited partner of Delphi Management Partners and Delphi Management Partners II, which are general partners of these limited partnerships, he may be deemed to be a beneficial owner of such shares. Dr. Sevastopoulos disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interest in Delphi Management Partners and Delphi Management Partners II.

 (7) Includes 32,291 shares issuable under stock options held by Dr. Constantz exercisable within 60 days of March 31, 1996.

 (8) Includes 729 shares issuable under stock options held by Dr. Skinner exercisable within 60 days of March 31, 1996.

 (9) Consists of 14,505 shares issuable under stock options held by Dr. Poser exercisable within 60 days of March 31, 1996.

(10) Consists of 12,369 shares issuable under stock options held by Mr. Faerber exercisable within 60 days of March 31, 1996.

(11) Consists of 12,317 shares issuable under stock options held by Mr. Hutt exercisable within 60 days of March 31, 1996.

(12) Includes 1,771 shares issuable under stock options held by Mr. Jackson exercisable within 60 days of March 31, 1996.

(13) Includes 1,953 shares issuable under stock options held by Mr. Fagot exercisable within 60 days of March 31, 1996.

(14) Consists of 208 shares issuable under stock options held by Mr. Wyss exercisable within 60 days of March 31, 1996.

(15) Includes 78,278 shares issuable under stock options held by such directors and executive officers exercisable within 60 days of March 31, 1996, and warrants to purchase 357,386 shares held by Frazier Securities, L.P., which may be deemed beneficially owned by Mr. Gilbert.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company will consist of 75,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, after giving effect to the restatement of the Company's Articles of Incorporation and the completion of this offering. Although the following summaries contain all of the material elements of the Common Stock and Preferred Stock, such summaries do not purport to be complete, are subject to, and qualified in their entirety by, the provisions of the Company's Seventh Amended and Restated Articles of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by applicable law.


COMMON STOCK

     As of March 31, 1996, there were 9,003,003 shares of Common Stock outstanding assuming the conversion of all of the outstanding shares of Preferred Stock into Common Stock, which were held of record by 199 shareholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without action by the shareholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the shareholders. The Company has no present plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

     The holders of 9,434,527 shares of Common Stock or their transferees (including 423,540 shares subject to outstanding and exercisable warrants) are entitled to certain rights with respect to the registration of such shares under the Securities Act. Subject to certain limitations, the holders of at least 25% of the Common Stock issued on the conversion of the Company's Series D Preferred Stock or at least 40% of the Common Stock issued on the conversion of all Preferred Stock and on the exercise of all warrants, may require, on two occasions beginning six months after the date of this Prospectus, that the Company use its best efforts to register the resale of shares of Common Stock. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of securities with registration rights are entitled to include their shares of Common Stock in the registration, subject to the underwriters' right to limit the number of shares included in the offering. In addition, certain shareholders may also require the Company to register the resale of all or a portion of their shares on Form S-3 when the Company becomes eligible to use such form; provided that, among other limitations, the proposed aggregate selling price (net of any underwriters' discounts or commissions) is at least $1.0 million; and provided further, that approximately 357,386 shares underlying outstanding warrants with registration rights are not subject to such limitations. All registration expenses must be borne by the Company and all selling expenses relating to the sale of the securities with registration rights must be borne by the holders of the securities being registered.

CERTAIN CHANGE OF CONTROL PROVISIONS

     The Company's Seventh Amended and Restated Articles of Incorporation will provide that, upon the completion of this offering, the Board of Directors will be divided into two classes, with each class serving a staggered two-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors. The Seventh Amended and Restated Articles of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

     In addition, the Company has granted to Howmedica a non-exclusive right of first negotiation with respect to transactions involving the sale of the Company, whether through merger, stock exchange or sale of all, or substantially all, of its assets. If the Company's Board of Directors decides to begin discussions with any third party regarding a sale of the Company, the Company is required to notify Howmedica in writing and to negotiate with Howmedica for a period of 60 days. The Company is not prohibited from negotiating concurrently with other parties regarding similar transactions during this 60-day period. If the Company and Howmedica fail to reach a written agreement in principle during the 60-day period, or if Howmedica consents to the early termination of such 60-day period, the Company will be free to complete the sale of the Company to any third party without further obligation to Howmedica. This right of first negotiation expires on the earliest to occur of: (i) the termination of the CrystalCoat License; (ii) the occurrence of an event that would cause the CrystalCoat License to become non-exclusive; or (iii) the completion of a sale of the Company, whether by merger, share exchange or sale of all, or substantially all, of the Company's assets. This right of first negotiation may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, the Company in a negotiated transaction, and may also impair the Company's ability to respond to a hostile takeover attempt.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is the American Stock Transfer and Trust Company. Its telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time and the ability of the Company to raise equity capital in the future.

     Upon the completion of this offering, the Company will have 12,368,641 shares of Common Stock outstanding. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act. The remaining 9,368,641 shares of the Common Stock will be restricted securities within the meaning of the Securities Act. Shareholders of the Company, holding in the aggregate 9,210,311 shares of Common Stock, have entered into lock-up agreements under which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock owned by them for a period of either 120 days or 180 days after the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters or, in certain cases, the Company. The Company has entered into a similar agreement, except that the Company may grant options and issue stock under its current stock purchase plans and pursuant to other currently outstanding options.

     As of March 31, 1996, 453,137 shares were subject to outstanding options, 342,623 of which would be subject to lock-up agreements if issued. After the completion of this offering, the Company intends to file a Registration Statement on Form S-8 covering shares issuable under the Company's 1988 Stock Plan (including shares subject to then outstanding options), the 1996 Stock Plan, the Director Plan and the Purchase Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act after expiration of the applicable agreements.

     On the date of this Prospectus, the 3,000,000 shares offered hereby, as well as an additional 28,989 shares, will be available for sale in the public market. Beginning 90 days after the date of this Prospectus, an additional 69,603 shares of Common Stock (excluding approximately 46,810 shares subject to outstanding vested options which, if exercised, would be included) will be available for sale in the public market subject to the requirements of Rules 144 or 701. Upon expiration of the lock-up agreements, beginning 120 days and 180 days after the date of this Prospectus, an additional 50,694 and 5,286,002 shares of Common Stock, respectively (excluding approximately 146,146 shares subject to outstanding vested options which, if exercised, would be included), will become eligible for immediate public resale subject to compliance with Rule
144. The remaining approximately 3,933,353 shares held by existing shareholders will become eligible for public resale at various times over a period of less than two years following the completion of this offering, subject to compliance with Rule 144. The holders of 9,434,527 shares of Common Stock outstanding immediately following the completion of this offering (including 423,540 shares subject to outstanding, exercisable warrants) will be entitled to registration rights with respect to such shares upon the release of lock-up agreements. The number of shares sold in the public market could increase if such rights are exercised. See "Description of Capital Stock -- Registration Rights."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner, except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 123,700 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of nonaffiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     The Securities and Exchange Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modification will have a material effect on the time when shares of the Common Stock become eligible for resale.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Robertson, Stephens & Company LLC, have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                            NUMBER OF
                                       UNDERWRITER                                           SHARES
- ------------------------------------------------------------------------------------------  ---------
Alex. Brown & Sons Incorporated...........................................................
Robertson, Stephens & Company LLC.........................................................
                                                                                            ---------
Total.....................................................................................  3,000,000
                                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby, if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Shareholders of the Company, holding in the aggregate 8,767,842 shares of Common Stock, have agreed not to offer, sell or otherwise dispose of any of such shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. The Company has entered into a similar agreement, except that it may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and pursuant to other currently outstanding options and warrants. See "Shares Eligible for Future Sale."

     In 1992, the Company engaged Alex. Brown & Sons Incorporated, one of the Representatives of the Underwriters, as agent for the private placement of 2,601,037 shares of Series D Preferred Stock. Alex. Brown & Sons Incorporated was granted a warrant to purchase 66,154 shares of Common Stock at an exercise price of $9.20 per share as consideration for this service. This warrant expires in August 1997.

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock has been determined by negotiation between the Company and the Representatives of the Underwriters. The factors considered in such negotiations were prevailing market conditions, estimates of the business potential of the Company, the present state of the Company's development, the results of operations of the Company in recent periods, and the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believed to be comparable to the Company.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California ("WSGR"). Certain legal matters will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California. As of the date of this Prospectus, certain members of WSGR, and investment partnerships of which such persons are partners beneficially own an aggregate of 15,402 shares of the Company's Common Stock. Steven E. Bochner, Assistant Secretary of the Company, is a member of WSGR.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to contain all material elements of such contract or document but are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees.


     The Company intends to furnish to its shareholders annual reports containing audited financial statements examined by independent auditors and quarterly reports containing interim unaudited financial information for the first three quarters of each fiscal year.

                               NORIAN CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report....................................................................   F-2
Consolidated Balance Sheets.....................................................................   F-3
Consolidated Statements of Operations...........................................................   F-4
Consolidated Statements of Shareholders' Equity.................................................   F-5
Consolidated Statements of Cash Flows...........................................................   F-6
Notes to Consolidated Financial Statements......................................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Norian Corporation:

     We have audited the accompanying consolidated balance sheets of Norian Corporation and subsidiaries (a development stage enterprise) as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norian Corporation and subsidiaries (a development stage enterprise) as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                      KPMG Peat Marwick LLP


San Francisco, California
February 2, 1996, except as to Note 13
to the consolidated financial statements which is as of May 7, 1996

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                DECEMBER 31,
                                                            ---------------------
                                                              1994         1995
                                                            --------     --------      MARCH 31,        PRO FORMA
                                                                                         1996           MARCH 31,
                                                                                      -----------     1996 (NOTE 1)
                                                                                      (UNAUDITED)     -------------
                                                                                                      (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................  $  4,796     $  6,355      $   4,433        $  11,433
  Securities available-for-sale (Note 2)..................        --       10,802         10,909           10,909
  Other current assets....................................       317          363            498              498
                                                            --------     --------       --------         --------
         Total current assets.............................     5,113       17,520         15,840           22,840
Property and equipment, net (Note 3)......................     1,799        2,250          2,276            2,276
Lease deposits and other assets...........................        37           28             30               30
                                                            --------     --------       --------         --------
                                                            $  6,949     $ 19,798      $  18,146        $  25,146
                                                            ========     ========       ========         ========
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $  1,612     $    400      $     734        $     734
  Accrued expenses (Note 4)...............................       155          639            741              741
                                                            --------     --------       --------         --------
         Total current liabilities........................     1,767        1,039          1,475            1,475
                                                            --------     --------       --------         --------
Commitments and contingencies
  (Notes 5, 9 and 13)
Shareholders' equity:
  Convertible preferred stock, no par value; 9,000,000
    shares authorized (no shares pro forma); 4,801,923
    shares issued and outstanding as of December 31, 1994;
    8,331,439 shares issued and outstanding as of December
    31, 1995 and March 31, 1996 (-0- shares pro forma);
    aggregate liquidation value of $41,817 as of March 31,
    1996 (Note 6).........................................    21,145       40,622         40,622               --
  Common stock, no par value; 10,400,000 shares authorized
    (75,000,000 shares pro forma); 598,587, 613,644, and
    671,564 shares issued and outstanding as of December
    31, 1994 and 1995, and March 31, 1996, respectively
    (9,353,003 shares pro forma)..........................       129          143          1,257           48,879
  Deferred compensation (Note 8)..........................        --           --           (933)            (933)
  Unrealized loss on securities available-for-sale, net...        --          (56)           (41)             (41)
  Deficit accumulated during the development stage........   (16,092)     (21,950)       (24,234)         (24,234)
                                                            --------     --------       --------         --------
         Total shareholders' equity.......................     5,182       18,759         16,671           23,671
                                                            --------     --------       --------         --------
                                                            $  6,949     $ 19,798      $  18,146        $  25,146
                                                            ========     ========       ========         ========

          See accompanying notes to consolidated financial statements.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)

                                                                                                    THREE MONTHS
                                                                YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                                            -------------------------------    ----------------------
                                                             1993       1994        1995         1995         1996
                                                            -------    -------    ---------    ---------    ---------
                                           PERIOD FROM
                                          MARCH 17, 1987
                                           (INCEPTION)
                                             THROUGH
                                          MARCH 31, 1996
                                          --------------
                                           (UNAUDITED)                                              (UNAUDITED)
Contract revenue (Note 9)...............     $  2,354       $   444    $   210      $   150      $    38      $    38
Operating expenses:
  Research and development..............       19,703         2,564      3,104        4,556          974        1,850
  Contract revenue costs................          466           224         36           --           --           --
  General and administrative............        8,378         1,255      1,491        2,165          571          681
                                             --------       --------   --------   ---------     --------    ---------
Total operating expenses................       28,547         4,043      4,631        6,721        1,545        2,531
                                             --------       --------   --------   ---------     --------    ---------
Loss from operations....................      (26,193)       (3,599)    (4,421)      (6,571)      (1,507)      (2,493)
Other income (expense):
  Interest income.......................        2,258           344        282          720           45          217
  Interest expense......................         (261)          (15)        (3)          --           --           --
  Other income (expense), net...........          (10)           (4)        (8)           2            1           (6)
                                             --------       --------   --------   ---------     --------    ---------
Loss before income taxes................      (24,206)       (3,274)    (4,150)      (5,849)      (1,461)      (2,282)
Income tax expense (Note 10)............           28             3          8            9            4            2
                                             --------       --------   --------   ---------     --------    ---------
Net loss................................     $(24,234)      $(3,277)   $(4,158)     $(5,858)     $(1,465)     $(2,284)
                                             ========       ========   ========   =========     ========    =========
Pro forma information (unaudited) (Note
  1):
  Pro forma net loss per share..........                                             $(0.71)                   $(0.26)
  Pro forma weighted average shares used
    to compute pro forma net loss per
    share...............................                                          8,197,105                 8,811,258

          See accompanying notes to consolidated financial statements.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (In thousands, except share data)

                                                                                         UNREALIZED      DEFICIT
                                   CONVERTIBLE                                             LOSS ON     ACCUMULATED
                                 PREFERRED STOCK          COMMON STOCK       DEFERRED    SECURITIES    DURING THE       TOTAL
                               --------------------   --------------------   COMPEN-     AVAILABLE-    DEVELOPMENT  SHAREHOLDERS'
                                 SHARES     AMOUNT      SHARES     AMOUNT     SATION    FOR-SALE, NET     STAGE        EQUITY
                               ----------   -------   ----------   -------   --------   -------------  -----------  -------------
Balances as of March 17, 1987
 (inception).................          --   $   --            --   $   --     $   --        $  --       $      --      $    --
  Issuance of common stock...          --       --       481,045       39         --           --              --           39
  Sales and conversion of
    notes payable to Series A
    preferred stock, net of
    offering costs of $26....     612,865    1,445            --       --         --           --              --        1,445
  Sale of Series B preferred
    stock, net of offering
    costs of $38.............   1,254,688    3,977            --       --         --           --              --        3,977
  Sale of Series C preferred
    stock, net of offering
    costs of $19.............     333,333    1,981            --       --         --           --              --        1,981
  Sale and conversion of
    notes payable to Series D
    preferred stock, net of
    offering costs of $820...   2,601,037   13,745            --       --         --           --              --       13,745
  Founder capital
    contribution.............          --       --       (62,500)      --         --           --              --           --
  Issuance of common stock
    under stock option
    plan.....................          --       --        71,562       30         --           --              --           30
  Repurchase of shares.......          --       --       (26,635)      (2 )       --           --              --           (2)
  Net loss from inception to
    December 31, 1992........          --       --            --       --         --           --          (8,657)      (8,657)
                               ----------   ------    ----------   -------    ------         ----         -------      -------
Balances as of December 31,
  1992.......................   4,801,923   21,148       463,472       67         --           --          (8,657)      12,558
  Additional offering costs
    related to 1992 sale of
    Series D preferred
    stock....................          --       (3 )          --       --         --           --              --           (3)
Issuance of common stock
  under stock option plan....          --       --        99,763       43         --           --              --           43
  Net loss...................          --       --            --       --         --           --          (3,277)      (3,277)
                               ----------   ------    ----------   -------    ------         ----         -------      -------
Balances as of December 31,
  1993.......................   4,801,923   21,145       563,235      110         --           --         (11,934)       9,321
  Issuance of common stock
    under stock option
    plan.....................          --       --        35,352       19         --           --              --           19
  Net loss...................          --       --            --       --         --           --          (4,158)      (4,158)
                               ----------   ------    ----------   -------    ------         ----         -------      -------
Balances as of December 31,
  1994.......................   4,801,923   21,145       598,587      129         --           --         (16,092)       5,182
  Sale of Series D
    convertible preferred
    stock, net of offering
    costs of $289............   3,529,516   19,477            --       --         --           --              --       19,477
  Issuance of common stock
    under stock option
    plan.....................          --       --        15,057       14         --           --              --           14
  Unrealized loss on
    securities
    available-for-sale,
    net......................          --       --            --       --         --          (56)             --          (56)
  Net loss...................          --       --            --       --         --           --          (5,858)      (5,858)
                               ----------   ------    ----------   -------    ------         ----         -------      -------
Balances as of December 31,
  1995.......................   8,331,439   40,622       613,644      143         --          (56)        (21,950)      18,759
  Issuance of common stock
    under stock option plan
    (unaudited)..............          --       --        57,920       73         --           --              --           73
  Deferred compensation
    related to granting of
    stock options
    (unaudited)..............          --       --            --    1,041     (1,041)          --              --           --
  Amortization of deferred
    compensation
    (unaudited)..............          --       --            --       --        108           --              --          108
  Unrealized gain on
    securities available-
    for-sale, net
    (unaudited)..............          --       --            --       --         --           15              --           15
  Net loss (unaudited).......          --       --            --       --         --           --          (2,284)      (2,284)
                               ----------   ------    ----------   -------    ------         ----         -------      -------
Balances as of March 31, 1996
  (unaudited)................   8,331,439   $40,622      671,564   $1,257     $ (933)       $ (41)      $ (24,234)     $16,671
                               ==========   ======    ==========   =======    ======         ====         =======      =======
Pro forma balances as of
  March 31, 1996 (unaudited)
  (Note 1)...................          --   $   --     9,353,003   $48,879    $ (933)       $ (41)      $ (24,234)     $23,671
                               ==========   ======    ==========   =======    ======         ====         =======      =======

          See accompanying notes to consolidated financial statements.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                                                THREE MONTHS
                                                                                                                    ENDED
                                                                           YEAR ENDED DECEMBER 31,                MARCH 31,
                                                                      ----------------------------------     -------------------
                                                                        1993         1994         1995        1995        1996
                                                                      --------     --------     --------     -------     -------
                                                      PERIOD FROM
                                                     MARCH 17, 1987
                                                      (INCEPTION)
                                                        THROUGH
                                                       MARCH 31,
                                                          1996
                                                     --------------
                                                      (UNAUDITED)                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................     $(24,234)     $ (3,277)    $ (4,158)    $ (5,858)    $(1,465)    $(2,284)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization..................        1,310           126          115          354          98         112
    Compensation expense attributable to stock
      option grants................................          108            --           --           --          --         108
    Changes in operating assets and liabilities:
      Other current assets.........................         (528)           15         (317)         (37)         66        (137)
      Accounts payable and accrued expenses........        1,475           256        1,323         (728)     (1,239)        436
      Deferred revenue.............................           --            (7)         (17)          --          --          --
                                                         -------       -------      -------     --------     -------     -------
        Net cash used in operating activities......      (21,869)       (2,887)      (3,054)      (6,269)     (2,540)     (1,765)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investments.........................      (21,095)           --           --      (17,277)         --      (3,818)
  Proceeds from maturities of investments..........       10,145            --           --        6,419          --       3,726
  Purchases of property and equipment..............       (3,002)         (201)      (1,627)        (805)       (148)       (138)
                                                         -------       -------      -------     --------     -------     -------
        Net cash used in investing activities......      (13,952)         (201)      (1,627)     (11,663)       (148)       (230)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sales of convertible preferred
    stock, net of offering costs...................       39,565            (3)          --       19,477          --          --
  Payments of convertible notes payable............          (19)           --           --           --          --          --
  Payment of capital lease obligations.............         (559)         (102)         (39)          --          --          --
  Proceeds from sales of common stock, net of
    repurchases....................................          191            43           19           14           2          73
  Proceeds from convertible notes payable..........        1,076            --           --           --          --          --
                                                         -------       -------      -------     --------     -------     -------
        Net cash provided by (used in) financing
          activities...............................       40,254           (62)         (20)      19,491           2          73
                                                         -------       -------      -------     --------     -------     -------
Net increase (decrease) in cash and cash
  equivalents......................................        4,433        (3,150)      (4,701)       1,559      (2,686)     (1,922)
Cash and cash equivalents at the beginning of
  year/period......................................           --        12,647        9,497        4,796       4,796       6,355
                                                         -------       -------      -------     --------     -------     -------
Cash and cash equivalents at end of year/period....     $  4,433      $  9,497     $  4,796     $  6,355     $ 2,110     $ 4,433
                                                         =======       =======      =======     ========     =======     =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest...........................     $    261      $     15     $      3     $     --     $    --     $    --
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Acquisition of equipment under capital leases....          559            --           --           --          --          --
  Conversion of notes payable into convertible
    preferred stock................................        1,057            --           --           --          --          --
  Technology rights exchanged for common stock.....           25            --           --           --          --          --
  Unrealized loss on securities available-for-sale,
    net............................................          (41)           --           --          (56)         --         (41)

          See accompanying notes to consolidated financial statements.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

(1)  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company

     Norian Corporation (the "Company" or "Norian") was incorporated on March 17, 1987 (inception) to engage in the development, manufacture and marketing of Norian Skeletal Repair System ("Norian SRS"), a proprietary bone replacement material designed for use in structurally compromised cancellous bone, which occurs near joints at the end of long bones and the spine. The Company is in the development stage and is engaged in research and development activities. The Company is conducting clinical studies in the United States and Europe. In March 1996, the Company opened its Bedale, England office, the Company's European headquarters.

     Basis of Presentation

     The accompanying consolidated financial statements include the financial statements of Norian and its subsidiaries, Norian B.V., a company incorporated under the laws of the Netherlands, and Norian Limited, a company incorporated under the laws of the United Kingdom. All intercompany balances and transactions have been eliminated in consolidation.

     Interim Financial Information

     The consolidated financial statements and related notes for the three months ended March 31, 1995 and 1996, are unaudited, but include all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation. The results of operations for the three months ended March 31, 1995 and 1996 are not necessarily indicative of operating results to be expected for any future period.

     Property and Equipment

     Purchased property and equipment are stated at cost less accumulated depreciation which is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the related assets.

     Deferred Compensation

     The Company records deferred compensation for the difference between the exercise price and the deemed fair market value for financial reporting purposes of stock options granted. The compensation expense related to such grants is amortized over the vesting period of the related stock options.

     Income Taxes

     The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes an asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns.

     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under SFAS

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

No. 109, the effect on deferred assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     Deferred tax assets are recognized for deductible temporary differences, with a valuation allowance established against the resulting assets to the extent it is more likely than not that the related tax benefit will not be realized.

     Cash Equivalents

     The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents are comprised of money market mutual funds at December 31, 1994 and 1995 and at March 31, 1996.

     Investments

     The Company accounts for its investments under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under the provisions of SFAS No. 115, the Company has classified its investments as "available-for-sale." Such investments are recorded at fair value and unrealized gains and losses, which are considered to be temporary, are recorded as a separate component of equity until realized. Interest income is recorded using an effective interest rate, with associated premium or discount amortized to "investment income." The cost of securities sold is based upon the specific identification method. The Company classifies all investments in its available-for-sale portfolio as current assets.

     As of December 31, 1994, the Company had no investments. As of December 31, 1995 and March 31, 1996, securities available-for-sale consisted of corporate bonds.

     Revenue Recognition

     Norian has entered into development and license agreements to apply the Company's coating technology to a customer's orthopaedic products. Revenue on development contracts has been recognized based upon costs incurred and achievement of specified milestones. Costs of performance under development contracts are included in contract revenue costs in the accompanying consolidated statements of operations. Deferred revenue represents payments received in advance of revenue recognized on the aforementioned contracts.

     Advance royalties received, which may be offset only against future royalties, if any, are recognized as revenue.

     Foreign Currency Translation

     The functional currency of Norian B.V. and Norian Limited is the U.S. dollar. Assets and liabilities of Norian B.V. and Norian Limited are translated at current exchange rates, and the related revenues and expenses are translated at average exchange rates in effect during the period. The resulting translation adjustment is recorded in other (income) expense in the accompanying consolidated statements of operations.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Pro Forma Financial Information

     Pro forma financial information gives effect to the following transactions as if they occurred on March 31, 1996:

     - The conversion of 8,331,439 shares of Series A, B, C, and D convertible preferred stock outstanding as of March 31, 1996 into 8,331,439 shares of common stock upon the closing of the Company's initial public offering ("IPO").

     - The receipt of $7,000,000 of cash proceeds from an equity investment made by an investor in April 1996 (the "Mochida Transaction") in exchange for 350,000 shares of the Company's Series D Preferred Stock to be converted into 350,000 shares of Common Stock upon the closing of the Company's IPO (Note 13).

     Pro Forma Net Loss Per Share

     The Company's historical capital structure is not indicative of its prospective structure due to the anticipated conversion of all shares of convertible preferred stock into common stock concurrent with the closing of the Company's anticipated public offering. Accordingly, historical net loss per share amounts are not considered meaningful and have not been presented herein.

     Pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 83, common stock issued for consideration below the assumed IPO price and stock options granted and warrants issued with exercise prices below the IPO price during the 12-month period preceding the date of the initial filing of the registration statement, even when antidilutive, have been included in the calculation of common equivalent shares, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented. Furthermore, common equivalent shares from convertible preferred stock that will be converted upon the completion of the Company's IPO are included using the "as if converted" method. Also, the Mochida Transaction was assumed to have occurred on March 31, 1996 and accordingly had a minimal effect on pro forma net loss per share for the three months ended March 31, 1996.

(2)  SECURITIES AVAILABLE-FOR-SALE

     The Company owned no investments during 1993 and 1994. There were no sales of investments during 1995 and the three-months ended March 31, 1996.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

     The following is a summary of the securities available-for-sale, all of which are invested in corporate bonds (in thousands):

                                                                       GROSS          GROSS
                                                                     UNREALIZED     UNREALIZED      FAIR
                                                          COST         GAINS          LOSSES        VALUE
                                                         -------     ----------     ----------     -------
Maturing within one year...............................  $ 9,039        $ 16           $(75)       $ 8,980
Maturing within one to two years.......................    1,819           4             (1)         1,822
                                                         -------         ---           ----        -------
Total as of December 31, 1995..........................  $10,858        $ 20           $(76)       $10,802
                                                         =======         ===           ====        =======
Maturing within one year...............................  $ 9,926        $ 19           $(54)       $ 9,891
Maturing within one to two years.......................    1,024          --             (6)         1,018
                                                         -------         ---           ----        -------
Total as of March 31, 1996.............................  $10,950        $ 19           $(60)       $10,909
                                                         =======         ===           ====        =======

(3)  PROPERTY AND EQUIPMENT

     A summary of property and equipment follows (in thousands):

                                                                           DECEMBER 31,
                                                                         -----------------     MARCH 31,
                                                                          1994       1995        1996
                                                                         ------     ------     ---------
Machinery and equipment................................................  $1,118     $1,591      $ 1,664
Furniture and fixtures.................................................     208        382          415
Leasehold improvements.................................................   1,185      1,340        1,371
                                                                         ------     ------       ------
                                                                          2,511      3,313        3,451
Less accumulated depreciation and amortization.........................     712      1,063        1,175
                                                                         ------     ------       ------
Property and equipment, net............................................  $1,799     $2,250      $ 2,276
                                                                         ======     ======       ======

(4)  ACCRUED EXPENSES

     A summary of accrued expenses follows (in thousands):

                                                                            DECEMBER 31,
                                                                            -------------     MARCH 31,
                                                                            1994     1995       1996
                                                                            ----     ----     ---------
Accrued compensation......................................................  $147     $290       $ 248
Accrued preclinical costs.................................................    --       95         117
Accrued clinical trial costs..............................................     8      246         372
Other.....................................................................    --        8           4
                                                                            ----     ----        ----
Total accrued expenses....................................................  $155     $639       $ 741
                                                                            ====     ====        ====

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

(5) LEASE COMMITMENTS

     The Company leases its facilities under operating leases that expire within two to four years. Future minimum lease payments relating to these noncancelable leases as of December 31, 1995 are as follows:

                                      YEAR ENDING
                                     DECEMBER 31,
                                   ----------------                                        OPERATING
                                                                                             LEASES
                                                                                         --------------
                                                                                         (IN THOUSANDS)
   1996................................................................................       $253
   1997................................................................................        241
   1998................................................................................        243
   1999................................................................................        247
                                                                                            ------
Total minimum lease payments...........................................................       $984
                                                                                         =============

     Rent expense for the years ended December 31, 1993, 1994, and 1995, was approximately $118,000, $129,000, and $265,000, respectively, and $63,000 and
$68,000 for the three months ended March 31, 1995 and 1996, respectively.

(6) CONVERTIBLE PREFERRED STOCK

     The Company is authorized to issue 9,000,000 shares of no par value convertible preferred stock. As of March 31, 1996, 26,562 shares remained undesignated. A summary of preferred stock follows:

                                                                           DECEMBER 31,
                                                                       --------------------    MARCH 31,
                                                                         1994        1995        1996
                                                                       --------    --------    ---------
                                                                                (IN THOUSANDS)
Series A: 625,000 shares designated; 612,865 shares issued and outstanding as of December 31, 1994 and 1995 and March 31, 1996;
  aggregate liquidation value of $1,471,000 as of March 31, 1996.....  $  1,445    $  1,445     $ 1,445
Series B: 1,254,688 shares designated; 1,254,688 shares issued and outstanding as of December 31, 1994 and 1995 and March 31, 1996;
  aggregate liquidation value of $4,015,000 as of March 31, 1996.....     3,977       3,977       3,977
Series C: 343,750 shares designated; 333,333 shares issued and outstanding as of December 31, 1994 and 1995 and March 31, 1996;
  aggregate liquidation value of $2,000,000 as of March 31, 1996.....     1,981       1,981       1,981
Series D: 6,750,000 shares designated; 2,601,037 issued and
  outstanding as of December 31, 1994; 6,130,553 shares issued and outstanding as of December 31, 1995 and March 31, 1996; aggregate
  liquidation value of $34,331,000 as of March 31, 1996..............    13,742      33,219      33,219
                                                                         ------      ------      ------
                                                                       $ 21,145    $ 40,622     $40,622
                                                                         ======      ======      ======

     During 1995, the Company sold 3,529,516 shares of Series D convertible preferred stock at $5.60 per share and issued warrants to purchase an additional 357,386 shares of Series D convertible preferred stock at an exercise price of $6.44 per share.

     The rights, preferences, and privileges of convertible preferred stock shareholders are as follows:

     - Series A, B, C, and D convertible preferred stock shareholders are entitled to noncumulative annual dividends, if declared by the Board of Directors, of $0.24, $0.32, $0.60, and $0.56 per share, respectively, payable in preference to common stock dividends. If dividends are declared or paid on the

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

       common stock in any year, Series D convertible preferred stock shareholders would be entitled to preferential, cumulative dividend rights prior to and in preference to any dividends paid on the common stock.

     - Series D convertible preferred stock shareholders have a liquidation preference of $5.60 per share plus all declared and unpaid dividends over the other holders of convertible preferred stock and common stock. Thereafter, the shareholders of Series A, B, and C convertible preferred stock have a liquidation preference of $2.40, $3.20, and $6.00 per share, respectively, plus all declared and unpaid dividends. Thereafter, the shareholders of Series A, B, C, and D convertible preferred stock and common stock participate equally in the proceeds from liquidation.

       A merger, consolidation, or sale of all or substantially all of the Company's assets will be considered a liquidation of the Company if the per share consideration received by the shareholders of convertible preferred stock is less than $12.00 or in which existing shareholders retain 50% or less of the voting equity of the surviving or successor corporation.

     - Each share of Series A, B, C, and D convertible preferred stock is convertible at any time at the option of the holder into one share of common stock. Conversion of the convertible preferred stock is automatic at the time of an IPO of not less than $10,000,000 at an effective offering price of not less than $12.00 per share. Series A, B, C, and D convertible preferred stock are protected by certain antidilution provisions. Each share of convertible preferred stock votes equally with shares of common stock on an "as if converted" basis. (See Note 13.)

     - Convertible preferred stock shareholders have the right of first refusal with respect to certain future issuances of convertible preferred stock or common stock and have certain demand and other registration rights.

     Convertible Preferred Stock Warrants

     In conjunction with the 1995 Series D convertible preferred stock offering, the Company issued warrants for the purchase of 357,386 shares of the Company's Series D convertible preferred stock at an exercise price of $6.44 per share with certain demand and other registration rights. The warrants expire at various intervals: a warrant for 200,100 shares expires in April 2002; a warrant for 30,268 shares expires in June 2002; and a warrant for 127,018 shares expires in September 2002. To the extent that the preferred warrants have not been exercised, such warrants will automatically become exercisable to acquire an equivalent number of shares of common stock upon closing of an IPO.

(7)  COMMON STOCK

     At inception, the founder of the Company was issued 312,500 shares of common stock valued at $25,000 for technology rights to various synthetic bone technologies assigned to the Company. Subsequently, 62,500 of these shares were assigned to the Company.

     Common Stock Warrant

     In conjunction with the 1992 Series D convertible preferred stock offering, the Company issued a warrant for the purchase of 66,154 shares of the Company's common stock at an exercise price of $9.20 per share with certain demand and other registration rights. The warrant expires in August 1997 and is subject to certain antidilution provisions.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

(8)  STOCK OPTION PLANS

     1988 Stock Option Plan (the "1988 Plan")

     The Company has reserved 875,000 shares of common stock for issuance under its 1988 Plan which provides for stock options to be granted to employees (including consultants, officers, and directors) at exercise prices not less than 100% and 85% of the fair market value for incentive and nonqualified stock options, respectively, as determined by the Board of Directors (the "Board"), at the grant date. All options have a term not greater than 10 years from the date of grant. The Board shall determine the time, or times during the term, when the options may be exercised and the number of shares for which an option can be granted. Options generally vest ratably over a four-year period.

     The following table summarizes option activity for the years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1996:

                                                                            TOTAL STOCK
                                                                              OPTIONS       PRICE PER SHARE
                                                                            -----------     ---------------
Balance as of December 31, 1992...........................................    268,721        $0.40 -- 0.96
          Granted.........................................................     78,063         0.96 -- 1.20
          Exercised.......................................................    (99,763)        0.40 -- 0.96
          Canceled........................................................    (29,237)        0.40 -- 0.96
                                                                            -----------     ---------------
Balance as of December 31, 1993...........................................    217,784         0.40 -- 1.20
          Granted.........................................................     88,375         1.20 -- 2.00
          Exercised.......................................................    (35,352)        0.40 -- 1.20
          Canceled........................................................    (80,094)        0.40 -- 1.20
                                                                            -----------     ---------------
Balance as of December 31, 1994...........................................    190,713         0.40 -- 2.00
          Granted.........................................................    164,000                 2.00
          Exercised.......................................................    (15,057)        0.40 -- 2.00
          Canceled........................................................       (474)        0.96 -- 2.00
                                                                            -----------     ---------------
Balance as of December 31, 1995...........................................    339,182         0.40 -- 2.00
          Granted.........................................................    172,625         2.00 -- 2.80
          Exercised.......................................................    (57,920)        0.64 -- 2.00
          Canceled........................................................       (750)                2.00
                                                                            -----------     ---------------
Balance as of March 31, 1996..............................................    453,137         0.40 -- 2.80
                                                                            ===========

     Options for 129,836 shares are exercisable as of December 31, 1995 (102,537 shares as of March 31, 1996). Options for 314,069 shares are available for grant as of December 31, 1995 (142,194 shares as of March 31, 1996).

     Deferred compensation of $1,041,000 was recorded in the first quarter of 1996 representing the difference between the exercise price and the deemed fair market value for financial reporting purposes related to certain stock option grants. Compensation expense related to these option grants is being amortized over the related vesting period. As of March 31, 1996, $108,000 was amortized.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 applies to all transactions in which an entity acquires goods or services by

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

issuing equity instruments such as common stock, except for employee stock ownership plans. SFAS No. 123 establishes a new method of accounting for stock-based compensation arrangements with employees which is fair value based. SFAS No. 123 encourages (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees. Companies may continue to apply the accounting provisions of APB No. 25 in determining net income; however, they must apply the disclosure requirements of SFAS No. 123. If the Company were to adopt the fair value-based method of SFAS No. 123, a higher compensation cost would result for stock option plans. The Company plans to continue to use its current accounting practice under APB No. 25.

(9)  DEVELOPMENT AND LICENSE AGREEMENTS

     The Company has various development agreements with a convertible preferred stock shareholder (the "Preferred Shareholder") for the application of existing coating technology to certain orthopaedic products.

     During 1992, the Company entered into two service agreements, totaling $238,000, with the Preferred Shareholder. The Company recognized $238,000 relating to these agreements as contract revenue during the period from March 17, 1987 through March 31, 1996.

     In 1992, the Company entered into two development agreements totaling $650,000 with the Preferred Shareholder. During 1994, the development agreement was canceled by the Preferred Shareholder under the terms of the agreement and no further payments will be received. Amounts received under the development agreements are contractually considered advance royalties, which the customer is entitled to offset against future royalty obligations under a related license agreement. The Company recognized $231,000, $60,000, and $-0- related to these agreements as contract revenue during the years ended December 31, 1993, 1994, and 1995, respectively, and $450,000 during the period from March 17, 1987 through March 31, 1996.

     In 1992, the Company entered into a license agreement with the Preferred Shareholder that provides annual nonrefundable advance royalty payments to the Company of $150,000 until regulatory approval is received for a product developed under this agreement or until termination by either party in accordance with the provisions of the agreement. Under the agreement, the Company granted the Preferred Shareholder exclusive rights to certain patents and related technology for development of orthopaedic products. The customer is entitled to offset advance royalty payments only against future royalty obligations under the license agreement. The Company recognized revenue of $162,000, $150,000, and $150,000 under the license agreement during the years ended December 31, 1993, 1994 and 1995, respectively. The Company recognized revenue of $38,000 and $38,000 under the license agreement during the three months ended March 31, 1995 and 1996, respectively, and $2,354,000 during the period from March 17, 1987 through March 31, 1996.

     During 1992, the Company completed a development agreement with the Preferred Shareholder. Under this agreement, the Company recognized revenue and received payments in the amount of $1,000,000 for the period from March 17, 1987 (inception) to March 31, 1996. Such amounts are considered advance royalties and may be offset only against future royalty obligations under a related licensing agreement.

(10)  INCOME TAXES

     The income tax expense recognized by the Company is primarily attributable to the operations of Norian B.V. Under a service contract with the Company, Norian B.V. has generated income before taxes of $6,000, $18,000 and $15,000 for the years ended December 31, 1993, 1994, and 1995, respectively.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% of pretax losses as a result of the following (in thousands):

                                                                                DECEMBER 31,
                                                                       -------------------------------
                                                                        1993        1994        1995
                                                                       -------     -------     -------
Computed "expected" tax benefit......................................  $(1,114)    $(1,414)    $(1,994)
Meals and entertainment expenses, and officers' life insurance not
  deductible for income taxes........................................        2           4          11
State tax expense, net of federal income tax benefit.................        1           1           1
Foreign taxes........................................................        2           7           8
Losses and credits for which no benefit has been recognized..........    1,112       1,410       1,983
                                                                       -------     -------     -------
Income tax expense...................................................  $     3     $     8     $     9
                                                                       =======     =======     =======

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets is presented below (in thousands):

                                                                                       DECEMBER 31,
                                                                                     -----------------
                                                                                      1994       1995
                                                                                     ------     ------
Deferred tax assets:
  Deferred research and development expenditures...................................  $2,888     $2,999
  Research credit carryover........................................................     404        602
  Net operating loss carryover.....................................................   3,597      4,835
  Other............................................................................      --         88
                                                                                     ------     ------
  Deferred tax assets..............................................................   6,889      8,524
  Less valuation allowance.........................................................   6,889      8,524
                                                                                     ------     ------
  Net deferred tax assets..........................................................  $   --     $   --
                                                                                     ======     ======

     The net change in the total valuation allowance for the years ended December 31, 1993, 1994, and 1995 was an increase of $1,301,000, $1,688,000, and
$1,635,000, respectively.

     As of December 31, 1995, the Company has a net operating loss carryover for federal and state income tax purposes of approximately $13,200,000 and $6,900,000, respectively, and federal and state research credit carryforwards of approximately $450,000 and $230,000, respectively. The federal net operating losses and research credit carryforwards expire from 2004 to 2010. The state net operating losses and research credit carryforwards expire from 1996 to 2000. The difference between the federal and state loss carryforwards result primarily from a 50% limitation on state loss carryforwards. The difference between the total net operating loss carryover as of December 31, 1995, and the accumulated deficit relates primarily to research and development expenditures that have been capitalized for income tax reporting purposes.

     The Company has had "changes in ownership" as described in the Internal Revenue Code, Section 382. As a result, federal net operating loss and credit carryforwards are subject to an annual limitation. Future "changes in ownership," as defined, of the Company may further reduce the Company's ability to utilize net operating loss and credit carryforwards.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

(11)  SECTION 401(K) PLAN

     In April 1994, the Company adopted the Norian Corporation Retirement Savings Plan (the "401(k) Plan") covering the Company's full-time employees located in the United States. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,500 in 1996) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. The Company has not made any contributions to the 401(k) Plan.

(12)  RELATED PARTY TRANSACTIONS

     A director of the Company is a partner of a law firm, which provides international regulatory counsel to the Company. The Company paid minimal fees to the law firm in the three years ended December 31, 1995.

     From October 1993 to December 1995, one director received $700 per month for his service as a director, and, effective January 1996, this monthly stipend was increased to $1,500 per month. In January 1996, the Company also began paying another Board member $1,500 per month for his service as the Chairman of the Board of Directors. From time to time, certain directors who are not employees of the company have received grants of nonstatutory stock options to purchase shares of the Company's common stock under the 1988 Plan (Note 8).

(13)  SUBSEQUENT EVENTS

     On March 12, 1996 the Board of Directors approved, subject to shareholder approval and effective upon closing of the Company's proposed IPO, a loan of up to $500,000 to the President of the Company, the terms and conditions of which will be determined upon funding of the loan, to be secured by shares of the Company's common stock held by the President.

     In April 1996, the Company and Mochida Pharmaceutical Co., Ltd. ("Mochida") entered into a collaborative agreement for the exclusive marketing and distribution of Norian SRS in Japan for use in certain applications. Mochida paid the Company $2.0 million upon execution of the contract and additional payments are payable upon achievement of certain milestones. In addition, in connection with the collaboration, Mochida made a $7.0 million equity investment in the Company in exchange for 350,000 shares of the Company's Series D convertible preferred stock. Mochida will be responsible for performing clinical development in accordance with the Company's protocols and obtaining government approval for Norian SRS in Japan. The Company will be responsible for manufacturing and supplying the product to Mochida. The agreement has an initial term of the greater of 10 years from the date of regulatory approval in Japan or 15 years from the date of the agreement. Mochida has a right of first refusal as to any term extension.

     On April 22, 1996, the Board authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public.

     On April 22, 1996, the Board of Directors approved, contingent upon shareholder approval and effective upon the closing of the Company's proposed IPO, the following resolutions:

     - An one-for-eight reverse split of the Company's common and preferred stock. All references in the accompanying financial statements to the number of shares of common stock and per share amounts have been retroactively restated to reflect this stock split.

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

     - An amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock to 75,000,000 at no par value.

     - An amendment to the Articles of Incorporation to create a new class of preferred stock, consisting of 5,000,000 shares, and to grant the Board of Directors the authority to issue the preferred stock in such series and with such rights, preferences and privileges as the Board shall determine without further shareholder approval.

     On April 28, 1996 and May 2, 1996, the Company granted options to purchase 53,125 and 86,000 shares, respectively, of the Company's common stock under the 1988 Plan at an exercise price of $9.60 per share, vesting over four years and expiring ten years from the date of grant.

     On May 7, 1996, the Board of Directors approved a resolution, subject to shareholder approval, to amend the Articles of Incorporation to provide for the automatic conversion of the convertible preferred stock at the time of an IPO of not less than $10,000,000 at an effective offering price of not less than $10.00 per share.

     On April 28, 1996, the Board of Directors adopted the following stock option and stock purchase plans subject to shareholder approval:

     1996 Stock Option Plan (the "1996 Plan")

     The 1996 Plan will serve as the successor equity incentive program to the Company's 1988 Plan beginning on the effective date of the Company's IPO. The Company has reserved 1,000,000 shares of the Company's common stock for issuance under the 1996 Plan, plus an annual increase to be added on each anniversary of the effective date of the plan equal to the lesser of 500,000 shares, two percent of the outstanding common shares on such date, or a lesser amount determined by the Board. The 1996 Plan provides for the grant of stock options and stock purchase rights to employees (including directors who are employees) and consultants of the Company or any parent or subsidiary of the Company. No person will be eligible to receive an option under the 1996 Plan covering more than 100,000 shares in any fiscal year of the Company; other than new employees of the Company, who will be eligible to receive options covering up to a maximum of 400,000 shares in the calendar year in which they begin employment with the Company. The terms of options and stock purchase rights will be determined by the Company's Compensation Committee.

     The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate by its terms in June 2006 unless sooner terminated by the Board.

     1996 Director Option Plan (the "Director Plan")

     A total of 200,000 shares have been reserved for issuance under the Director Plan, plus an annual increase to be added on each anniversary of the effective date of the Director Plan equal to 0.5% of the outstanding common shares as of such date or a lesser amount determined by the Board. The Director Plan will become effective beginning on the effective date of the Registration Statement.

     Only non-employee directors are eligible to participate in the Director Plan. Each non-employee who becomes a director will automatically be granted a nonstatutory option to purchase 10,000 shares of common stock on the date he or she first becomes a non-employee director. In addition, each non-employee director will automatically be granted an option to purchase 2,000 shares in June of each year, provided he or she is then a non-employee director and if, as of such date, he or she has served on the Board for at least the preceding six months. The per share exercise price of options granted under the Director Plan will be equal to

                      NORIAN CORPORATION AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
        (Information for the three months ended March 31, 1995 and 1996 and for the period from March 17, 1987 (inception)
                     through March 31, 1996 is unaudited.)

the fair market value of the common stock on the date of grant. The initial option grant to non-employee directors will vest 1/48th per month over four years following the date of grant, provided the non-employee director continues to serve as a director on such dates. Each subsequent option grant will vest 1/12th per month over the next year following the date of grant, provided the non-employee director continues to serve as a director on such date.

     The Board may amend or terminate the Director Pan at any time. The Director Plan will terminate by its terms in June 2006.

     1996 Employee Stock Purchase Plan (the "Purchase Plan")

     A total of 300,000 shares of common stock have been authorized for issuance under the Purchase Plan, plus an annual increase to be added on each anniversary date of the Purchase Plan equal to the lesser of 150,000 shares, one percent of the outstanding common shares on such date, or a lesser amount determined by the Board.

     Any employee who is customarily employed for at least 20 hours per week and for at least five months in any calendar year by the Company or any designated subsidiary of the Company will be eligible to participate in the Purchase Plan. Under the Purchase Plan, eligible participants can elect to have withheld a specific percentage (not to exceed 15%) of the compensation paid to each participant, and the amount withheld will be used to purchase common stock from the Company on the last day of each purchase period. The price at which common stock will be purchased under the Purchase Plan will be equal to 85% of the fair market value of the common stock on the first day of the applicable offering period, or the last day of the applicable purchase period, whichever is lower. The length of each offering period and each purchase period will be determined by the Board or the Compensation Committee, but no offering period will exceed 27 months in duration. Unless the Board or the Compensation Committee determines otherwise, offering periods will be divided into consecutive purchase periods of approximately six months. The first offering period and the first purchase period will begin on the effective date of the Company's IPO. New offering periods will begin approximately every six months thereafter.

     Employees may end their participation in an offering period at any time, and participation ends automatically on termination of employment with the Company. The maximum number of shares that a participant may purchase during any purchase period will be equal to $12,500 divided by the fair market value of the shares on the first day of the applicable offering period. In addition, no participant may purchase shares under the Purchase Plan to the extent that such participant would own five percent or more of the total combined voting power or value of all classes of the capital stock of the Company or any subsidiary, or to the extent that such participant's right to purchase the stock under all employee stock purchase plans of the Company accrues at a rate that exceeds $25,000 worth of stock during any calendar year. The Board may amend or terminate the Purchase Plan at any time. The Purchase Plan will terminate by its terms in June 2006.

- ------------------------------------------------------
- ------------------------------------------------------
  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
The Company...........................   15
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Consolidated Financial
  Data................................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   22
Management............................   36
Certain Transactions..................   44
Principal Shareholders................   45
Description of Capital Stock..........   47
Shares Eligible for Future Sale.......   48
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   51
Additional Information................   51
Index to Consolidated Financial
  Statements..........................  F-1


                               ------------------
  UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                3,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                         ROBERTSON, STEPHENS & COMPANY

                                 June   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                              INSIDE BACK COVER

Photo Top Left

Computer-enhanced cutaway depiction of distal radius fracture in cadaver bone treated with Norian SRS.


DISTAL RADIUS FRACTURE

Photo Top Right

Computer-enhanced cutaway depiction of vertebral body crush fracture in cadaver bone treated with Norian SRS.


VERTEBRAL BODY CRUSH FRACTURE

Photo Lower Left

Computer-enhanced cutaway depiction of intertrochanteric hip fracture in cadaver bone treated with Norian SRS and a sliding hip screw.


INTERTROCHANTERIC HIP FRACTURE

Photo Lower Right

Computer-enhanced cutaway depiction of tibial plateau fracture in cadaver bone treated with Norian SRS.


TIBIAL PLATEAU FRACTURE


Norian SRS is an investigational device and has not been approved by the FDA for marketing in the United States. Norian SRS cannot be sold commercially in the United States unless and until such FDA approval is obtained, and FDA approvals may not be received for several years, if at all.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

    SEC registration fee..................................................  $ 16,655.18
    NASD filing fee.......................................................     5,330.00
    Nasdaq National Market listing fee....................................    50,000.00
    Printing and engraving costs..........................................   150,000.00
    Legal fees and expenses...............................................   250,000.00
    Accounting fees and expenses..........................................   180,000.00
    Blue Sky fees and expenses............................................    15,000.00
    Transfer Agent and Registrar fees.....................................    15,000.00
    Director's and Officer's Prospectus Liability Insurance...............   150,000.00
    Miscellaneous expenses................................................    68,014.82
                                                                               --------
              Total.......................................................  $900,000.00
                                                                               ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation eliminate the personal liability of its directors and officers for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and authorize the Company to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Bylaws of the Company provide for the indemnification of the Company's officers and directors against certain liabilities and expenses relating to lawsuits and other proceedings in which they may become involved. Section 204(a)(10) and (11) and Section 317 of the California Corporations Code also provide for indemnification of a corporation's directors and officers under certain circumstances.

     The Bylaws of the Company contain provisions covering indemnification of corporate directors and officers against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors and officers, including proceedings under the Securities Act or the Exchange Act.

     The Company currently provides indemnity insurance pursuant to which its directors and officers are indemnified or insured under certain circumstances against certain liabilities or losses, including liabilities under the Securities Act. The Company has entered into indemnity agreements with certain of its respective directors and officers, which provide for the indemnification of the affected officer or director for certain expenses (including attorneys fees), judgments, fines, settlements and other amounts incurred by such person in any action, including any action by or in the right of the Company in connection with the good faith performance of his or her duties as a director or officer. The indemnification agreements also provide for the advance payment by the Company of expenses incurred in defending any proceeding to which the director or officer may be a party, provided that the affected director or officer undertakes to repay all amounts advanced for defense of the proceeding if it shall be ultimately determined that such director or officer is not entitled to be indemnified in accordance with Sections 204(a)(10) and (11) and
Section 317 of the California Corporations Code.

     The Company understands that the staff of the Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since March 1993 the registrant has issued and sold the following unregistered securities:


          1. Pursuant to Rule 701 of the Securities Act, from March 31, 1993 to May 8, 1996, the Registrant issued and sold 221,460 shares of Common Stock to employees and consultants at prices ranging from $0.40 to $2.80 per share pursuant to the Registrant's 1988 Stock Plan.



          2. Pursuant to Regulation D of the Securities Act, from April 13, 1995 to September 14, 1995, the Registrant issued and sold 3,529,516 shares of Series D Preferred Stock to a total of 97 accredited investors for an aggregate purchase price of $19,765,287.99.



          3. Pursuant to Section 4(2) of the Securities Act, on April 16, 1996, the Registrant issued and sold 350,000 shares of Series D Preferred Stock to Mochida for an aggregate purchase price of $7,000,000.


     The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16.  EXHIBITS.

     (a) Exhibits


        1.1(1)    Form of Underwriting Agreement.
        3.1(1)    Sixth Amended and Restated Articles of Incorporation of the Registrant, as
                  currently in effect.
         3.2      Form of Seventh Amended and Restated Articles of Incorporation of the
                  Registrant.
         3.3      Form of Eighth Amended and Restated Articles of Incorporation of the
                  Registrant to be filed after the closing of the offering made under this
                  Registration Statement.
        3.4(1)    Bylaws of the Registrant, as currently in effect.
         3.5      Bylaws of the Registrant, as in effect immediately following the closing of the offering made under this Registration Statement.
        4.1(1)    Specimen Common Stock Certificate.
         5.1      Form of Opinion of Wilson Sonsini Goodrich & Rosati, P. C.
        10.1(1)   Form of Indemnification Agreement between the Company and each of its directors and officers.
        10.2(1)   1988 Stock Plan and form of Stock Option Agreement thereunder.
        10.3(1)   1996 Stock Plan and form of Stock Option Agreement thereunder.
        10.4(1)   1996 Director Option Plan and form of Stock Option Agreement thereunder.
        10.5(1)   1996 Employee Stock Purchase Plan and forms of agreements thereunder.

        10.6(1)   Series C Preferred Stock Purchase Agreement dated August 9, 1990, between the Registrant and Pfizer Hospital Products Group, Ltd.
        10.7(1)   Exclusive Marketing Agreement dated April 16, 1996, between the Registrant and Mochida Pharmaceutical Co., Ltd.
        10.8(1)   Series D Preferred Stock Purchase Agreement dated April 16, 1996, between the Registrant and certain holders of the Registrant's securities.
        10.9(1)   Modification Agreement dated April 16, 1996, between the Registrant and certain holders of the Registrant's securities.
        10.10     Lease dated July 22, 1994, as amended October 3, 1994, between Registrant and Renault & Handley Employee Investment Company for the facility located at 10260 Bubb Road, Cupertino, California.
        11.1(1)   Calculation of pro forma net loss per share.
        21.1(1)   Subsidiaries of the Registrant.
        23.1      Consent of KPMG Peat Marwick LLP (see page II-5).
        23.2      Consent of Counsel (included in Exhibit 5.1).
        24.1(1)   Power of Attorney.


- ---------------

*   Confidential treatment requested for certain portions.


(1) Exhibit previously filed.


     (b) Financial Statement Schedules None.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified n the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CUPERTINO, STATE OF CALIFORNIA, ON THE 17TH DAY OF JUNE, 1996.


                                          NORIAN CORPORATION

                                          By:    /s/  BRENT R. CONSTANTZ

                                            ------------------------------------
                                                     Brent R. Constantz
                                            (President, Chief Executive Officer
                                              and Chief Scientist)


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.



                  SIGNATURE                                           TITLE
- ---------------------------------------------        ---------------------------------------
                    /s/  BRENT R.                    President, Chief Executive Officer and
                   CONSTANTZ                           Chief Scientist
- ---------------------------------------------
            (Brent R. Constantz)
                 /s/  MARC E. FAERBER*               Vice President, Finance and Chief
- ---------------------------------------------          Financial Officer (Principal
              (Marc E. Faerber)                        Financial and Accounting Officer)
               /s/  PETER BARTON HUTT*               Director
- ---------------------------------------------
             (Peter Barton Hutt)
                      /s/  JON N.                    Director
                   GILBERT*
- ---------------------------------------------
              (Jon N. Gilbert)
           /s/  COSTA G. SEVASTOPOULOS*              Director
- ---------------------------------------------
          (Costa G. Sevastopoulos)
                     /s/  HARRY B.                   Director
                   SKINNER*
- ---------------------------------------------
             (Harry B. Skinner)
                  /s/  HANSJORG WYSS*                Director
- ---------------------------------------------
               (Hansjorg Wyss)



*By:                   /s/  BRENT R.
     CONSTANTZ



     -------------------------------
           Brent R. Constantz


            Attorney-in-Fact

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the use of our report included herein and to the reference to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the Prospectus.

                                                 /s/  KPMG Peat Marwick LLP

                                            ------------------------------------
                                                     KPMG Peat Marwick LLP

San Francisco, California

June 18, 1996

                                 EXHIBIT INDEX



        1.1(1)    Form of Underwriting Agreement.
        3.1(1)    Sixth Amended and Restated Articles of Incorporation of the Registrant, as
                  currently in effect.
         3.2      Form of Seventh Amended and Restated Articles of Incorporation of the
                  Registrant to be filed immediately prior to the effectiveness of this
                  Registration Statement.
         3.3      Form of Eighth Amended and Restated Articles of Incorporation of the
                  Registrant to be filed after the closing of the offering made under this
                  Registration Statement.
        3.4(1)    Bylaws of the Registrant, as currently in effect.
         3.5      Bylaws of the Registrant, as in effect immediately following the closing of the offering made under this Registration Statement.
        4.1(1)    Specimen Common Stock Certificate.
         5.1      Form of Opinion of Wilson Sonsini Goodrich & Rosati, P. C.
        10.1(1)   Form of Indemnification Agreement between the Company and each of its directors and officers.
        10.2(1)   1988 Stock Plan and form of Stock Option Agreement thereunder.
        10.3(1)   1996 Stock Plan and form of Stock Option Agreement thereunder.
        10.4(1)   1996 Director Option Plan and form of Stock Option Agreement thereunder.
        10.5(1)   1996 Employee Stock Purchase Plan and forms of agreements thereunder.
        10.6(1)   Series C Preferred Stock Purchase Agreement dated August 9, 1990, between the Registrant and Pfizer Hospital Products Group, Ltd.
        10.7(1)   Exclusive Marketing Agreement dated April 16, 1996, between the Registrant and Mochida Pharmaceutical Co., Ltd.
        10.8(1)   Series D Preferred Stock Purchase Agreement dated April 16, 1996, between the Registrant and certain holders of the Registrant's securities.
        10.9(1)   Modification Agreement dated April 16, 1996, between the Registrant and certain holders of the Registrant's securities.
        10.10     Lease dated July 22, 1994, as amended October 3, 1994, between Registrant and Renault & Handley Employee Investment Company for the facility located at 10260 Bubb Road, Cupertino, California.
        11.1(1)   Calculation of pro forma net loss per share.
        21.1(1)   Subsidiaries of the Registrant.
        23.1      Consent of KPMG Peat Marwick LLP (see page II-5).
        23.2      Consent of Counsel (included in Exhibit 5.1).
        24.1(1)   Power of Attorney.


- ---------------

*   Confidential treatment requested for certain portions.


(1) Exhibit previously filed.